UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director,
Deputy Head of Corporate Administration Division

English Translation of Excerpts from Securities Report Filed in Japan

This document is an English translation of selected information included in the Securities Report for the fiscal year ended March 31, 2020 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on June 29, 2020 (the “Securities Report”). An English translation of certain information included in the Securities Report was previously submitted in a report on Form 6-K dated May 15, 2020. Accordingly, this document should be read together with the previously submitted report.

The Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2019 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in March 2020 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
A decline in profitability (including a decline in net interest income)

•  Our overall profitability may be adversely affected by, among other things, a decline in our net interest income due to further reductions in interest rates as a result of changes in the monetary policies of central banks in various jurisdictions in light of the COVID-19 pandemic and deterioration in global economic conditions.

Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
An increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to money laundering, economic sanctions, bribery and corruption

•  If we are deemed not complaint with applicable regulations relating to money laundering, economic sanctions, bribery and corruption, we may become subject to issuance of business suspension orders, fines and reputational damage.

Market conduct risk

•  If our operations are deemed to be insufficient in addressing regulatory or public concerns, to constitute unfair or inappropriate business practices, or to fail to meet market or industry rules or standards, customer protection requirements or corporate behavior expectations, we may become subject to administrative business suspension orders and fines as well as reputational damage.

Risks relating to external circumstances or events (such as health pandemics, earthquakes, floods, terrorism and other political and social conflicts)

•  Health pandemics, natural disasters, conflicts and terrorist attacks may result in disruption to all or part of our operations or an increase in costs and expenses in addressing such circumstances or events.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in March 2020. These risk events include risk events of generally applicability.

Based on our analysis of the top risks described above, we have described below major matters relating to risks to our business and other risks that we believe may have a material impact on your investment decision. In addition, to proactively disclose information to investors, we have described matters that do not necessarily correspond to such risk factors, but that we believe are material to you in making an investment decision. We will, with the understanding that these risks may occur, endeavor to avoid the occurrence of such risks and to address such risks if they occur.

This section contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of this annual securities report.

Risks Related to Our Business Environment

1.	Risks relating to deterioration in economic conditions in Japan and globally

Economic conditions in Japan and around the world may deteriorate significantly due to various factors such as the COVID-19 pandemic and measures being implemented in response to the pandemic, including restrictions on travel, store operations and other economic activities, in Japan and other countries and regions as well as crude oil prices declining or remaining at low levels. Uncertainty over the Japanese and global economies still remain not only because of the unpredictability of the timing of containment of COVID-19 but also because of such other factors as concerns over political developments in the United States, the possible negative impact on international trade resulting from shifts in the trade policies of various countries and regions, concerns relating to the United Kingdom’s withdrawal from the European Union, and the slowing economic growth in China and the economic stagnation in emerging countries and commodity-exporting countries, as well as the political turmoil in various regions around the world. In addition, external events, such as earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, and health pandemics or epidemics, may cause deterioration in economic conditions and market instability in affected areas.

Worsening economic conditions in Japan and around the world may result in, among other things, impairment or valuation losses on securities and other assets that we hold due to declines in the market value of such assets, an increase in our non-performing loans and credit costs due to deterioration in borrowers’ business performance, a decrease in our profits due to deterioration in the creditworthiness of counterparties in market transactions, a reduction in foreign currency funding liquidity, an increase in our foreign currency funding costs, and an increase in the level of risk in the risk assets that we hold. Our profitability may be adversely affected by various other factors, including a decline in our net interest income caused by such factors as changes in the monetary policies of central banks in various jurisdictions. In addition, an economic downturn may result in a decline in new investments and business transactions by customers due to stagnation in economic activity, weak consumer spending, diminished investor appetite for making investments in uncertain financial markets, and a decrease in our assets under custody or management.

In the event of a financial market turmoil or depression resulting from significant volatility in bond and stock markets or foreign currency exchange rates, or a global financial crisis, the market value of financial instruments that we hold may significantly decline, properly quoted market prices of such instruments may become unavailable for valuation purposes, or financial markets may become dysfunctional. As a result, we may incur impairment or valuation losses on financial instruments in our portfolio.

Any of the foregoing factors may materially and adversely affect our business, operating results and financial condition.

2.	Risks relating to external circumstances or events (such as conflicts, terrorist attacks and natural disasters)

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, health pandemics or epidemics, and other disruptions caused by external events, which are beyond our control. Such external events may result in loss of facility and human and other resources, suspension or delay in all or part of our operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and other disruptions to our operations. In addition, we may be required to incur significant costs and expenses, including those incurred for preventive or remedial measures, to deal with the consequences of such external events. As a result, our business, operating results and financial condition may be materially and adversely affected.

For example, the COVID-19 pandemic has required us to temporarily close some of our business locations, resulted in reduction in our and our vendors’ operational capacity due to restrictions on mobility, and had other negative impact on us. Although we have taken various measures, including establishing a Group Crisis Event Control Headquarter headed by our Group CEO and implementing remote work and off-peak commute policies and programs, designed to ensure the safety of our employees and vendors as well as the continuity of our operations, if a large number or concentrated groups of employees of us and our vendors become infected of the virus or if the pandemic continues to expand or is not sufficiently controlled, we may be further adversely affected.

As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. In particular, a large-scale earthquake occurring in the Tokyo metropolitan area and other areas where we have our important business functions may have a material adverse effect on our business, operating results and financial condition.

Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business. In addition, our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster such as the March 2011 Great East Japan Earthquake, which led to tsunamis, soil liquefaction and fires, as well as electricity power supply shortages and electricity power conservation measures.

3.	Risks relating to reforms of London Interbank Offered Rate and other interest rate benchmarks

We have various transactions, including derivatives, loans, bonds, and securitized products, that reference London Interbank Offered Rate, or LIBOR. In July 2014, the Financial Stability Board proposed reforms of interest rate benchmarks and development of a risk-free rate as an alternative interest rate benchmark. In July 2017, the Chief Executive of the Financial Conduct Authority, or FCA, of the United Kingdom, which regulates LIBOR, announced that it would not compel panel banks to quote rates in order to continue publishing LIBOR beyond the end of calendar 2021 and, as a result, there are considerable uncertainties regarding the publication of LIBOR after calendar 2021.

In anticipation of the discontinuation of the publication of LIBOR at the end of calendar 2021, we are taking measures to deal with the reform of LIBOR and other interest rate benchmarks and the transition to an alternative interest rate. However, such transition is complex and uncertain in many respects and may have various adverse impacts on our business, financial position and operating results. In particular, such transition may, among other things,

•

adversely affect the price, liquidity, profitability, and tradability of a wide range of financial instruments, such as loans and derivatives, included in our financial assets and liabilities that reference LIBOR and other interest rate benchmarks;

•

require negotiations with our counterparties to modify contracts to replace the reference rate for existing contracts based on or linked to LIBOR and other interest rate benchmarks with an alternative interest rate;

•

result in disputes with customers and counterparties concerning the interpretation of affected contracts or economic adjustments to the alternative interest rate adopted in connection with the reform of LIBOR and other interest rates and the transition to alternative interest rates, or disputes concerning inappropriate trade practices or abuse of a dominant bargaining position in transactions with customers;

•	require us to respond to regulatory authorities in connection with the reform of LIBOR and other interest rates and the transition to an alternative interest rate; and

•

require us to develop risk management and other operational systems and processes necessary to effectively deal with the reform of LIBOR and other interest rates and the transition to an alternative interest rate, which may prove challenging or impossible, or incur significant system investment and other costs in connection with such reform and transition.

4.	Risks relating to climate change

Physical damage caused by extreme weather conditions and natural disasters resulting from climate change, as well as governments’ measures to strengthen climate-related regulations and the transition to a low-carbon society, may adversely affect the business and financial condition of us and our clients, including our credit portfolio.

We recognize the importance of appropriately understanding, evaluating and disclosing climate change-related risks, and we intend to support the recommendations of the Climate Financial Disclosure Task Force, or TCFD, which has been established by the Financial Stability Board. To be in line with the TCFD, we intend to make a continued effort to improve our understanding and evaluation of the relevant risks and to enhance our related disclosure. However, if our effort to address climate change-related risks or to make appropriate disclosure proves or is deemed insufficient and, as a result, we are considered to fail to fulfill our responsibility to society, our corporate value may be impaired and our business and results of operations may be adversely affected.

Risks Related to Our Strategies

5.	Risks relating to competitive pressures and failure to achieve business plans or operating targets

Competition in the financial services industry may further intensify due to the increase in the number of non-financial institutions entering the financial services industry with alternative services such as electronic settlement services as a result of development of new technologies such as artificial intelligence, or AI, and blockchain as well as significant changes in regulatory barriers.

We have been implementing various business strategies on a global basis designed to strengthen our competitive position and profitability. However, competition may further increase as other global financial institutions enhance their competitive strength through mergers, acquisitions, strategic alliances, and profit improvement and other measures.

Under such circumstances, our business, financial condition and results of operations may be adversely affected if our strategies fail to produce the results we expect or if we are required to delay or otherwise change our strategies and our competitiveness declines because of various factors, including:

•	the volume of loans made to borrowers does not increase as anticipated;

•	our income from interest spreads on the existing loans does not improve as anticipated;

•

our loan interest spread further narrows as a result of the “quantitative and qualitative monetary easing with yield curve control” program being maintained in Japan for an extended period or the negative interest rate being lowered from the current level;

•	our fee income does not increase as much or quickly as planned;

•	our strategy to build a business infrastructure for new services and products through digitalization or otherwise does not proceed as planned;

•

clients and business opportunities are lost, costs and expenses significantly exceed our expectations, or our strategies to improve financial and operational efficiency or system integration plans are not achieved as expected, because of delays in the ongoing or planned intra-group integration, reorganization or streamlining of our operations;

•	we are unable to hire or retain necessary human resources;

•	our foreign currency funding becomes limited or unavailable; and

•	we are restricted in agility or flexibility in investing in non-financial institutions under applicable laws and regulations in and outside of Japan.

6.	Risks accompanying the expansion of our operations and the range of products and services

As we expand our business operations, we may become exposed to new and increasingly complex risks. We may not be able to establish appropriate internal controls or risk management systems or to hire or retain necessary human resources to effectively deal with compliance, regulatory and other risks entailing the expanded scope of our operations, products and services in all cases and, as a consequence, our financial condition and results of operations may be adversely affected.

As a strategic measure implemented in an effort to become the world’s most trusted financial group, we acquire businesses, make investments and enter into capital alliances globally. We may continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances. However, our acquisition, investments and capital alliances may not proceed as planned or may be changed or dissolved, we may not achieve the synergies or other results that we expected, or we may incur impairment or valuation losses on securities acquired or intangible assets, including goodwill, recorded in connection with such business acquisitions, investments or business alliances, because of changes in the strategies or financial condition of our acquirees, investees or alliance partners that are inconsistent with our interests, unanticipated changes in the industry or business environment affecting our acquirees, investees or alliance partners, stagnation of the economy, changes in the laws, regulations or accounting standards applicable to our acquirees, investees or alliance partners, or inability to obtain regulatory approvals. These and other similar circumstances may adversely affect our business strategies, financial condition and results of operations.

We may be unable to achieve the benefits expected from our efforts to expand business operations if our expansion strategy does not proceed as planned.

Risks Related to Our Major Investees

7.	Risks relating to our strategic alliance with Morgan Stanley

We hold shares of common stock (representing 22.4% of the voting rights immediately following the conversion of convertible preferred stock in June 2011 and 23.9% as of March 31, 2020) in Morgan Stanley and continue to hold certain non-convertible (non-voting) preferred stock previously issued to us by Morgan Stanley. In addition, we have entered into a strategic alliance with Morgan Stanley to, among other things, jointly manage a securities business joint venture in Japan and to cooperate with each other in the corporate finance business in the United States.

We intend to further strengthen the alliance. However, if the social, economic or financial environment changes, or if our collaboration of personnel, products and services or the formation and implementation of the joint venture’s management, controls or business strategies are not realized as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, we are a non-controlling shareholder, and we cannot control Morgan Stanley’s business, nor can we make decisions with respect to Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals initially expected from our strategic alliance with Morgan Stanley. In addition, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we may incur substantial investment losses.

We hold 23.9% of the voting rights in Morgan Stanley as of March 31, 2020 and appoint two representatives to Morgan Stanley’s board of directors. Accordingly, Morgan Stanley is our affiliated company accounted for under the equity method. As a result, Morgan Stanley’s results of operations or changes in our ownership interest in Morgan Stanley will have an impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio is recognized as income or loss from investments in affiliates in our statements of income, and changes in our ownership interest in Morgan Stanley resulting from changes in our shareholder ratio in Morgan Stanley caused by increases or decreases in Morgan Stanley’s outstanding shares will be recognized as gains or losses in our statements of income.

8.	Risks relating to Our Major Overseas Subsidiaries

Our major overseas subsidiaries include MUFG Americas Holdings, a wholly owned subsidiary in the United States, Krungsri, an indirect subsidiary in Thailand, and Bank Danamon, an indirect subsidiary in Indonesia. These subsidiaries engage in retail and commercial banking primarily in their respective local markets. Adverse changes in the business and financial performance of any of these subsidiaries may significantly affect our financial condition and results of operations. Factors that can negatively impact these subsidiaries include deterioration in the local economy or economic prospects or the credit quality of their loan portfolio, fluctuations in the stock, interest rate, foreign currency exchange, commodities or real estate market, political or social instability, changes in the regulatory or competitive environment, natural disasters, pandemics or epidemics of infectious or contagious diseases, geopolitical conflicts, losses from legal proceedings, as well as the business performance of companies investing in or entering into the local market and the condition of economies, financial systems, laws and financial markets in the markets where such companies primarily operate. Costs incurred due to weaknesses in the internal controls or the regulatory compliance systems of the subsidiaries may also adversely affect their business and financial performance. For a discussion on impairment of intangible assets, including goodwill, see “6. Risks accompanying the expansion of our operations and the range of products and services.”

Risks Related to Our Ability to Meet Regulatory Capital Requirements

9.	Risks relating to regulatory capital ratio and other related requirements

(1)	Capital ratio and other regulatory ratio requirements and factors that can adversely affect our ratios

We and our subsidiary banks are subject to capital adequacy ratio and leverage ratio requirements adopted in Japan in accordance with Basel III. In addition, the finalized risk measurement requirements are expected to be phased in from 2023, and the leverage ratio surcharge is expected to become applicable in 2023.

If our or our subsidiary banks’ capital ratios or leverage ratios fall below the required levels, including various capital buffers, the FSA may require us to take a variety of corrective actions, including abstention from making capital distributions and suspension of our business operations.

In addition, some of our bank subsidiaries are subject to the local capital adequacy ratio and other regulatory ratio requirements of various foreign countries, including the United States, and if their ratios fall below the required levels, the local regulators may require them to take a variety of corrective actions.

Factors that will affect our and our bank subsidiaries’ capital ratios or leverage ratios include:

•	fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities,

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances,

•	declines in the value of our or our banking subsidiaries’ securities portfolios,

•	adverse changes in foreign currency exchange rates,

•	adverse revisions to the capital ratio and other regulatory ratio requirements,

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets, and

•	other adverse developments.

(2)	Regulations applicable to G-SIBs

The Financial Stability Board has identified us as one of the G-SIBs, which are subject to a capital surcharge. As such, we may be required to meet stricter capital ratio requirements.

(3)	Capital raising

Although capital raising instruments issued in or prior to March 2013 can be included as a capital item when calculating capital ratios to the extent permitted by a transition measure, such capital raising instruments require refinancing that meets the current requirements. In order for newly issued capital raising instruments to be included as a capital item in the calculation of capital ratios under the current requirements, such instruments must, among other things, have a clause in their terms and conditions that requires them to be written off or converted into common stock upon the occurrence of certain events, including when the issuing financial institution is deemed non-viable or when the issuing financial institution’s capital ratios decline below prescribed levels. As a result, under certain market conditions, we may be unable to refinance or issue capital raising instruments under terms and conditions similar to those of qualifying prior capital raising instruments. If such circumstances arise, our and our banking subsidiaries’ capital could be reduced, and our and our bank subsidiaries’ capital ratios and leverage ratios could decrease.

(4)	Total loss absorbing capacity in resolution

The Financial Stability Board issued “Principles on Loss-absorbing and Recapitalisation Capacity of G-SIBs in Resolution” in November 2015 and “Guiding Principles on the Internal Total Loss-Absorbing Capacity of G-SIBs (‘Internal TLAC’)” in July 2017. These principles are designed to ensure that if a G-SIB fails, it has sufficient total loss-absorbing capacity, or TLAC, available in resolution. Based on these principles, in Japan, G-SIBs, including us, are required to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC, starting in the fiscal year ended March 31, 2019. The applicable minimum requirements are expected to be raised in the fiscal year ending March 31, 2022. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and MUFG Americas Holdings are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA. Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors described in (1), (2) and (3) above pertaining to the capital adequacy ratio and other related regulations. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.

In addition, MUFG Americas Holdings, a U.S. banking subsidiary within our group, is subject to local TLAC regulations and may become subject to various regulatory actions in the United States if the subsidiary fails to meet the minimum required levels.

10.	Risks relating to foreign exchange rate

We operate our business globally and we hold assets and liabilities denominated in foreign currencies. The Japanese yen translation amounts of our assets and liabilities denominated in foreign currencies will fluctuate due to fluctuations in the foreign currency exchange rate. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our capital ratios, financial condition, and results of operations.

Credit Risk (Risk of Loss Resulting from Deterioration in Financial Condition of Borrowers or Transaction Counterparties)

11.	Risks relating to our lending business

The lending business is one of our primary businesses. To the extent that our measures designed to mitigate credit risk, including collateral, warranty and credit derivatives, are insufficient, our credit costs may significantly increase if borrowers fail to meet their interest payment or principal repayment obligations as expected or if we fail to effectively and adequately anticipate and deal with deterioration in the credit quality of our borrowers. Any such failure may adversely affect our financial condition and results of operations and may also result in a decrease in our capital ratios. Our credit costs and problem loans may increase in the future due to deterioration in economic conditions in Japan and other parts of the world, including emerging countries, fluctuations in oil and other commodity prices, declines in real estate and stock prices, depreciation of currencies of emerging markets, or financial difficulties of our borrowers due to such factors as intensifying competition within their respective industries.

(1)	Status of our allowance for credit losses

Our allowance for credit losses is based on assumptions and estimates of the condition of borrowers, the value of collateral and the economy as a whole. Because of deterioration in general economic conditions or in the financial performance of specific borrowers, we may be required to increase our provision for credit losses. We may also incur additional credit losses if our actual loan losses exceed our allowance for credit losses. As of March 31, 2020, the balance of our allowance for credit losses was ¥740.6 billion.

(2)	Concentration of loan and other credit exposures to particular industries and counterparties

When we make loans and other extensions of credit, we seek to diversify our portfolio to avoid any concentration of exposure to a particular industry or counterparty. However, our credit exposures to the energy and real estate industries are relatively high in comparison to other industries, and we are consequently susceptible to adverse changes in these particular industries. While we continue to monitor and respond to changes in circumstances and other developments relating to particular industries and individual counterparties as well as each relevant country and region, including emerging countries, their credit quality may deteriorate to an extent greater than expected due to changes in economic conditions in Japan and other countries and regions and fluctuations in oil and other commodity prices, real estate prices and foreign currency exchange rates.

(3)	Our response to borrowers

Even in the event that a borrower defaults, based on the efficiency and effectiveness of collecting on loans and other factors, we may not exercise all of our legal rights as a creditor against the borrower.

In addition, if we determine that it is reasonable, we may forgive debt or provide additional loans or equity capital to support borrowers. If such support is provided, our outstanding loans may increase significantly, our credit costs may increase and the price of the additional equity purchased may decline.

12.	Transactions with other financial institutions

Declining asset quality and other financial problems may exist at some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, and these problems may worsen or these problems may arise again as new issues. If the financial difficulties of these financial institutions continue, worsen or arise, they may not only lead to liquidity and insolvency problems for such financial institutions but also result in systemic problems adversely affecting the financial market and the wider economy, and may adversely affect us for the following reasons:

•	we have credit extended to some financial institutions;

•	we are shareholders of some financial institutions;

•

financial institutions that face problems may terminate or reduce financial support to borrowers. As a result, these borrowers may become distressed or our problem loans to these borrowers may increase;

•	we may be requested to participate in providing support to distressed financial institutions;

•

if the government elects to provide regulatory, tax, funding or other benefits to financial institutions that the government controls to strengthen their capital, increase their profitability or for other purposes, they may adversely affect our competitiveness against them;

•	our deposit insurance premiums may rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government control of financial institutions may generally undermine the confidence of depositors in, or adversely affect the overall environment for, financial institutions; and

•	negative media coverage of the financial industry or system, regardless of its accuracy and applicability to us, may harm our reputation and market confidence.

Risk Relating to Our Strategic Equity Portfolio (Risk of Loss Resulting from a Decline in the Value of Equity Securities We Hold)

13.	Risks relating to our equity portfolio

We hold large amounts of marketable equity securities, including those held for strategic investment purposes. As of March 31, 2020, the market value of such securities was approximately ¥4.1 trillion, and the book value of such securities was approximately ¥2.1 trillion. In view of mitigating the risk of equity price volatility, our basic policy is to reduce the amount of equity securities held for strategic investment purposes. We examine the objective and economic rationale for strategically held equity securities, and if we determine that it no longer makes reasonable sense to continue to hold them, we will seek to dispose of such equity securities. For our strategic equity portfolio, we endeavor to manage the risk of stock price fluctuations by hedging a portion of the portfolio using total return swaps and other hedging instruments.

However, if stock prices decline, we may incur significant impairment losses or valuation losses on our equity investment portfolio. In addition, since unrealized gains and losses on equity securities are reflected in the calculation of regulatory capital amounts, a decline in stock prices may result in a decrease in our capital ratios and other regulatory ratios. As a result, our financial condition and results of operations may be adversely affected.

Market Risk (Risk of Loss Resulting from Fluctuations in Interest Rates, Prices of Securities and Foreign Currency Exchange Rates)

14.	Risks relating to our financial markets operations

We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. For example, if market interest rates decline due to such factors as changes in the monetary policies of central banks in various jurisdictions, the yield on the Japanese government bonds and foreign government bonds that we hold may also decline. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates, or if long-term interest rates decline to a larger extent than short-term interest rates, our interest income may be adversely affected. If interest rates in and outside of Japan rise, we may incur significant losses on sales of, and valuation losses on, our bond portfolio. In addition, an appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments recorded on our financial statements to decline and may cause us to recognize losses on sales or valuation losses. Furthermore, if stock prices decline, the value of marketable equity securities and trading account equity securities that we hold also declines, we may incur significant losses on sales of, and valuation losses on, our marketable equity securities and trading account equity securities portfolios. Although we seek to manage market risk, which is the risk of incurring losses due to various market changes including interest rates, foreign currency exchange rates and stock prices, market risk exposure amounts that we calculate cannot accurately reflect the actual risk that we face in all cases, and we may realize actual losses that are greater than our estimated market risk exposure.

Funding Liquidity Risk (Risk of Unavailability of Funds)

15.	Risks relating to difficulty in our funding operations following a downgrade of our credit ratings

A downgrade of our credit ratings by one or more of the credit rating agencies may adversely affect our financial market operations and other aspects of our business. Any downgrade could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. For example, assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2020 by one-notch on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide of approximately ¥58.8 billion of additional collateral under their derivative contracts. Assuming a two-notch downgrade by all of the same credit rating agencies occurring on the same date, we estimate that the additional collateral requirements for the same MUFG group companies under their derivative contracts would have been approximately ¥87.0 billion. In April 2020, Fitch downgraded the long-term credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking by one-notch from A to A-. In addition, in April 2020, Standard and Poor’s changed the credit rating outlook for MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking from “Positive” to “Stable”.

Rating agencies regularly evaluate us and our major subsidiaries as well as our and their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of MUFG or of the relevant subsidiary, as well as conditions generally affecting the financial services industry in Japan or on a global basis, some of which are not entirely within our control. In addition, changes in their evaluation or rating methodologies are beyond our control. We strive to ensure appropriate funding liquidity by, for example, setting and monitoring certain indicators for funding liquidity risk management purposes. However, as a result of changes in rating agencies’ evaluations based on the above factors or the rating methodologies, our ratings or the ratings of our subsidiaries may be downgraded. Such downgrade may adversely affect the profitability of our markets operations and other operations as well as our financial condition and results of operations.

Operational Risk (Risk of Loss Resulting from Inappropriate Management of Operations or External Factors)

16.	Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions

We conduct our business subject to laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate. We are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

If we are deemed not compliant with applicable laws, regulations or rules, including those relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or other inappropriate or illegal transactions, if our conduct is deemed to constitute unfair or inappropriate business practices, or if we are deemed to have failed to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations, we may become subject to penalties, fines, public reprimands, reputational damage, issuance of business improvement, suspension or other administrative orders, or withdrawal of authorization to operate. These consequences may result in loss of customer or market confidence in us or otherwise may adversely affect our financial condition and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In November 2017, MUFG Bank agreed to the entry by the U.S. Office of the Comptroller of the Currency, or OCC, of a consent order that includes remedial terms and conditions that are substantively the same as those included in the consent agreements that MUFG Bank had reached with the New York Department of Financial Services in 2013 and 2014 pertaining to compliance with OFAC sanctions requirements. The consent order was a condition for the conversion of MUFG Bank’s branches and agencies in the United States from state-licensed branches and agencies under the supervision of state regulatory agencies to federally licensed branches and agencies under the supervision of the OCC. In February 2019, MUFG Bank entered into a consent order with the OCC, relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. The consent order requires MUFG Bank and its U.S. branches to implement various remedial measures to address the deficiencies found in the OCC examination, including a comprehensive action plan satisfactory to the OCC, implementation of measures to ensure effective compliance management and qualified staffing, the adoption of comprehensive Bank Secrecy Act/Anti-Money Laundering risk assessment policies and procedures, and other remedial actions. MUFG Bank is undertaking necessary actions relating to the consent orders. These developments or other similar matters may result in additional regulatory actions against us or agreements to make significant additional settlement payments.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with the ongoing investigations and have been conducting an internal investigation, among other things. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits, including putative class actions, in the United States. These developments or other similar events may result in significant adverse financial and other consequences to us.

17.	Risks relating to loss or leakage of confidential information

We are required to appropriately handle customer information or personal information in accordance with laws and regulations in Japan and other parts of the world. We possess a large amount of customer information and personal information, and we are working to improve our information management system by preparing information management policies and procedures concerning the storage and handling of information and implementing information system enhancements. However, due to improper management, unauthorized access from external sources such as cyber-attacks, or computer virus infection, we may not be able to completely prevent the loss or leakage of customer information and personal information. In such event, we may be subject to penalties, administrative sanctions and other direct losses such as compensation paid to customers. In addition, loss of customer and market confidence may adversely affect our business, financial condition and results of operations. We may also incur additional costs to deal with the consequences of these events.

18.	Risks relating to cyber-attacks

Our information, communications and transaction management systems (including our own proprietary systems as well as those third-party systems which are provided for our use or to which our systems are connected) constitute a core infrastructure for our accounting and other business operations. We are working to prevent system failures through appropriate design and testing and other means and to establish security-conscious systems. However, we may not be able to completely prevent system failures, cyber-attacks, unauthorized access, computer virus infection, human errors, equipment malfunctions, defects in services provided by third parties such as communications service providers, and failure to appropriately deal with technological advances and new systems and tools. In addition, we may be unable to enhance our financial transaction management systems as required for all of our business operations or under increasingly stricter regulations applicable to financial institutions. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards, may not be completed as planned due to the complexity and other difficulty relating to such projects. Such failures and inability may lead to errors and delays in transactions, information leakage and other adverse consequences, and, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damages caused by such suspension, diminish confidence in us, harm our reputation, subject us to administrative sanctions, or result in our incurring additional costs to deal with the consequences of these events.

19.	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism

We enter into limited transactions with entities in or affiliated with Iran and other countries designated by the U.S. Department of State as “state sponsors of terrorism.” In addition, our banking subsidiary has a representative office in Iran.

U.S. law generally prohibits or limits U.S. persons from doing business with state sponsors of terrorism. In addition, we are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to prohibit or restrict transactions with or investments in entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain business with U.S. governmental entities, U.S. institutional investors, such as pension funds, and entities subject to such prohibition or restrictions as customers or as investors in our shares. In addition, depending on socio-political developments, our reputation may suffer because of our associations with these countries. The above circumstances may adversely affect our financial condition, results of operations and the price of our shares.

The U.S. Government sanctions against Iran apply to prohibit, among other things, U.S. persons from conducting transactions relating to Iran, subject to limited exceptions. In addition, in May 2018, the United States withdrew from participation in the Joint Comprehensive Plan of Action. Under subsequently issued executive orders, the United States may impose secondary sanctions against non-U.S. persons who engage in or facilitate a broad range of transactions and activities involving Iran. We will continue to monitor and implement measures to address this heightened risk of U.S. measures, including any possible secondary sanctions.

Companies registered with the U.S. Securities and Exchange Commission (including non-U.S. companies) are subject to the disclosure requirement relating to certain Iran-related transactions. Moreover, certain Japanese sanctions measures are in effect, including freezing the assets of persons involved in Iran’s sensitive nuclear activities and development of nuclear weapon delivery systems. We continue to work to improve our policies and procedures to comply with such regulatory requirements. There remains a risk of potential regulatory action against us, however, if regulators perceive our policies and procedures not to be in compliance with applicable regulations. For more information on the relevant regulatory actions, please refer to “16. Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions.”

20.	Risks relating to regulatory changes

We conduct our business subject to current laws, regulations, accounting standards, policies, customary business practices and interpretations in Japan and other regions, as well as global financial regulatory standards and risks associated with changes in such regulations. Significant management resources may be required and, in some cases, our management strategy may need to be modified, to respond to regulatory changes and situations arising as a result of regulatory. If our measures to respond to regulatory changes are not sufficient, we may become subject to regulatory actions, which may adversely affect our financial condition and results of operations.

21.	Risks relating to our consumer lending business

We have subsidiaries and affiliates in the consumer finance industry as well as loans outstanding to consumer finance companies. The results of recent court cases, including the strict interpretation of the requirements for deemed payment, or “minashi bensai,” have made a borrower’s claim for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law easier, and, as a result, there have been a significant number of such claims. In addition to the refund of overpaid interest by our subsidiaries and affiliates engaged in the consumer finance business, we may incur additional credit costs due to deterioration in the financial performance of the consumer finance companies to which we extend credit. Moreover, any adverse changes in judicial decisions or regulatory requirements may result in our incurring additional costs and expenses.

22.	Risks relating to our reputation

We are one of the leading financial institutions in Japan and one of the handful G-SIBs in the world, and we aim to be the world’s most trusted financial group. Our ability to conduct business is indispensably dependent on the trust and confidence of our customers and local and international communities. Our reputation is critical in maintaining our relationships with customers, investors, regulators and the general public. Our reputation may be damaged by their negative perceptions of us and our operations in light of their concerns over human rights, the environment, public health and safety, or other corporate social responsibilities, or by our transactions or operations if they are deemed repugnant to the intent and policy underlying applicable laws and regulations such as anti-money laundering, economic sanctions and competition laws as well as the prohibition on dealing with anti-social forces. Failure to prevent or properly address these issues may result in impairment of our corporate brand, loss of our existing or prospective customers or investors, or increased public or regulatory scrutiny, and may adversely affect our business, financial condition and results of operations.

Additional Japanese GAAP Financial Information for the Fiscal Year Ended March 31, 2020

1.	Significant Accounting Policies Applied to the Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 251

Principal companies:

MUFG Bank, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Holdings Co., Ltd.

Mitsubishi UFJ NICOS Co., Ltd.

ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the fiscal year ended March 31, 2020

PT Bank Danamon Indonesia, Tbk. and 48 other companies were newly included in the scope of consolidation due to transfer from the scope of application of the equity method or other reasons. In addition, MUFG Capital Finance 7 Limited and 19 other companies were excluded from the scope of consolidation due to liquidation or other reasons.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not regarded as subsidiaries even though Mitsubishi UFJ Financial Group, Inc. (“MUFG”) owns the majority of voting rights in its own account:

Hygeia Co., Ltd.

A&M Drug Development, LLC

OiDE RYO-UN Co, Inc.

OiDE BetaRevive, Inc.

ARM Drug Development G.K.

OiDE OptoEye, Inc.

(a)	Reasons for excluding from the scope of consolidation

These entities were not treated as subsidiaries because they were established as property management agents for land trust projects without any intent to control, or because MUFG’s consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth of the investees’ businesses without any intent to control.

II.	Application of the equity method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method: None

(2)	Number of equity method affiliates: 54

Principal companies:

Mitsubishi UFJ Lease & Finance Company Limited

Morgan Stanley

(a)	Changes in the scope of application of the equity method in the fiscal year ended March 31, 2020

PT Asuransi Adira Dinamika was newly included in the scope of the equity method due to transfer from the scope of consolidation.

PT Bank Danamon Indonesia, Tbk. and another company were excluded from the scope of application of the equity method due to the transfer to the scope of consolidation or another reason.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method: None

(4)	Number of affiliates not accounted for under the equity method: None

(5)	Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights in its own account:

Hirosaki Co., Ltd.

ISLE Co., Ltd.

AKITAYA Co., Ltd.

SANRIKU RESORT Inc.

Fun Place Co., Ltd.

Shonai Paradiso Co., LTD

Kamui Pharma Co., Ltd.

GEXVal Inc.

Reborna Biosciences, Inc.

Alchemedicine, Inc.

HuLa immune Inc.

Vermilion Therapeutics, Inc.

(a)	Reasons for excluding from the scope of affiliates

These entities were not regarded as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

III.	The balance sheet dates of the consolidated subsidiaries

(1)	The balance sheet dates of the consolidated subsidiaries were as follows:

The end of June:	1	subsidiary
The end of August:	1	subsidiary
The end of December:	169	subsidiaries
January 24:	2	subsidiaries
The end of March:	78	subsidiaries

(2)	A subsidiary whose balance sheet date is the end of June was consolidated based on its preliminary financial statements as of the end of December.

A subsidiary whose balance sheet date is the end of August was consolidated based on its preliminary financial statements as of the end of February.

The remaining subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect any significant transactions within the consolidated group that occurred between the balance sheet dates of the relevant subsidiaries and the consolidated balance sheet date.

IV.	Accounting policies

(1)	Trading assets and Trading liabilities; Trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income.

Trading assets and trading liabilities are stated at fair value as of the consolidated balance sheet date.

With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(2)	Securities

(a)

Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are stated at their quoted market prices (cost of securities sold is calculated primarily using the moving-average method), and equity securities with no quoted market price available are stated at acquisition cost computed using the moving-average method.

Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in the fair value recognized is recorded in current earnings.

(b)	Securities included in trust assets in money held in trust are accounted for on the same basis as noted above in Notes (1) and (2)(a).

Net unrealized gains (losses) on securities in money held in trust which are not held for trading purposes or held to maturity are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (excluding those for trading purposes) are stated at fair value as of the consolidated balance sheet date.

With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(4)	Depreciation and amortization of fixed assets

(a)	Tangible fixed assets (except for lease assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed using the declining-balance method.The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives.

(b)	Intangible fixed assets (except for lease assets)

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” under finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(5)	Deferred assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries determine the amount of allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in similar condition (“virtually bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“likely to become bankrupt borrowers”), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrowers’ cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrowers’ cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based mainly on expected losses for the immediately following one-year period or the average remaining term to maturity of loans. Expected losses are calculated by applying a loss rate, which is obtained based on the average rate of historical credit loss experience or historical default probability experience over a certain period, which is derived from actual credit losses or actual defaults over a one-year period or over a period equal to the average remaining period of loans, with necessary adjustments for future loss projections and other factors.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥296,288 million. (¥332,364 million as of March 31, 2019).

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience or other factors for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(Additional information)

MUFG Bank, Ltd. (“the Bank”), a major consolidated subsidiary of MUFG, and some of the Bank’s consolidated subsidiaries, recorded a provision for credit losses of ¥45,347 million by estimating the impact of the COVID-19 pandemic on credit risk, to the extent that such impact was considered not to have been reflected in the borrowers’ financial information, considering the expected impact of the pandemic on the borrowers’ financial performance and on the overall economic environment.

The process for preparing the recorded provision amount involved, among other things, determining the scope of borrowers (in terms of industry, geographical region, etc.) that were expected to be significantly affected, making certain assumptions relating to economic factors based on certain scenarios, and collectively estimating the degree to which the internal credit ratings assigned to borrowers in particular industries or geographic regions would be downgraded.

Since there was no precedent or established market view regarding the extent of the pandemic or the timing of containment of the pandemic available for reference, the Bank and some of its consolidated subsidiaries made certain assumptions, including that economic conditions recovering to the calendar 2019 level by some time around the end of calendar 2020 globally, and estimated the amount, as best as they could under the circumstances, based on, among other things, such assumptions, information available from external sources, and the approval of the appropriate management decision-making body given in accordance with prescribed internal rules.

(7)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for stocks payment

Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the consolidated balance sheet date.

(10)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers through Super IC Cards, etc., is calculated by estimating the amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under special laws

Reserves under special laws represent the reserves for contingent liabilities from derivative financial instruments transactions executed for clients, which are recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Retirement benefits

In calculating the amount of benefit obligation, the portion of projected benefit obligation attributed to the fiscal year ended March 31, 2020 is determined using the benefit formula basis.

Prior service cost is amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Net actuarial gains (losses) are amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period, primarily beginning in the subsequent fiscal year after such gains (losses) are recognized.

For certain overseas branches of domestic consolidated subsidiaries and certain consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated using the simplified method.

(15)	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at the exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at the exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates prevailing at the respective balance sheet date.

(16)	Leasing transactions

(As lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation of lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(As lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(17)	Hedge accounting

(a)	Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in the fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows of forecasted transactions related to floating rate deposits, loans and other instruments as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g., currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging and individual hedging are applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates and from available-for-sale securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies.

(c)	Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in the fair value of hedged items and changes in the fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet non-arbitrariness and certain other criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(18)	Amortization of goodwill

Goodwill was primarily amortized using the straight-line method over 20 years beginning in the period of the acquisition. Other goodwill with insignificant balance was amortized as incurred.

(19)	Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet.

(20)	Consumption taxes

National and local consumption taxes are primarily excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(21)	Adoption of consolidated taxation system

MUFG and some of its domestic consolidated subsidiaries have adopted the consolidated taxation system.

(22)	Application of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System

MUFG and some of its domestic consolidated subsidiaries do not apply Paragraph 44 of Accounting Standards Board of Japan (“ASBJ”) Guidance No. 28, “Amendments to Accounting Standard for Tax Effect Accounting” (February 16, 2018), to items revised under the stand-alone taxation system in connection with the transition from the consolidated taxation system to the group tax sharing system under the “Partial Amendments to Income Tax Act, etc.” (Act No. 8, March 31, 2020) due to the application of Paragraph 3 of ASBJ Practical Issues Task Force Report No. 39, “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (March 31, 2020), but instead apply the pre-amendment income tax provisions to the amount of deferred tax assets and deferred tax liabilities.

(23)	Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Audit Committee Report No. 24.

(24)	Accounting standard for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or the Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), such financial statements are used in the consolidated accounting process.

If the financial statements of foreign subsidiaries are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP.

Adjustments are also made when necessary in the consolidated accounting process.

(Changes in Accounting Policies)

(Changes in Accounting Policies Due to Revision to Accounting Standards, etc.)

(Accounting Standard for Fair Value Measurement)

Accounting Standard Board of Japan (“ASBJ”) Statement No. 30, “Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019; hereinafter referred to as “Accounting Standard for Fair Value Measurement”) and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019), are applied as of the end of the current fiscal year. In accordance with Paragraph 8 of the Accounting Standard for Fair Value Measurement, the risk adjustment method applied to determine the fair value of derivatives was modified to use as much as possible observable inputs estimated by reference to derivatives and other instruments traded in the market. This modification was made due to the application of the Accounting Standard for Fair Value Measurement. In accordance with the transitional measures set forth in Paragraph 20 of the Accounting Standard for Fair Value Measurement, the cumulative effect of retroactively applying the new accounting policy prior to the beginning of the current fiscal year was recognized as adjustments to retained earnings at the beginning of the current fiscal year, and the new accounting policy is applied from the beginning of the current fiscal year as a change in MUFG’s accounting policies.

As a result, at the beginning of the current fiscal year, retained earnings decreased by ¥20,533 million, trading assets decreased by ¥17,428 million, other assets decreased by ¥5,509 million, trading liabilities increased by ¥4,083 million, other liabilities increased by ¥1,680 million, and net assets per share decreased by ¥1.58.

(New Accounting Pronouncements)

(U.S. Accounting Standards Update (“ASU”) 2016-13, “Measurement of Credit Losses on Financial Instruments”)

(1)	Summary

The U.S. Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments,” on June 16, 2016. This update primarily applies to financial assets measured at amortized cost. The update replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses, and full lifetime expected credit losses will be recognized upon initial recognition of a financial asset measured on an amortized cost basis.

(2)	Adoption date

The MUFG Group will adopt the update with respect to its consolidated overseas subsidiaries applying U.S. GAAP as of the beginning of the fiscal year starting on April 1, 2020.

(3)	Estimated impact

The adoption of this update is expected to result in an increase in allowance for credit losses of approximately ¥170 billion and a decrease in retained earnings of approximately ¥120 billion as of the beginning of the fiscal year starting on April 1, 2020.

(ASBJ Statement No. 31, “Accounting Standard for Disclosure of Accounting Estimates”) (ASBJ, March 31, 2020)

(1)	Summary

The purpose of this accounting standard is to disclose information to assist users of financial statements in understanding accounting estimates made regarding items reported in the financial statements that are deemed likely to significantly impact the financial statements for the following fiscal year.

(2)	Adoption date

The MUFG Group will adopt the standard as of the end of the fiscal year ending March 31, 2021.

2.	Additional Information

(Major overseas subsidiaries’ credit costs which are expected to be reflected in MUFG’s consolidated financial statements for the first quarter of the fiscal year ending March 31, 2021)

Major overseas subsidiaries which were consolidated based on their financial statements as of and for the fiscal year ended December 31, 2019 adopted ASU 2016-13, the new guidance that introduced the concept of current expected credit loss. Under the new guidance, mainly due to the outbreak of COVID-19 that began in or around January 2020, it is currently estimated that their credit costs (provision for allowance for credit losses, write-offs of loans and provision for reserve for contingent losses) increased by a total of ¥90 billion for the quarter ended March 31, 2020. The subsidiaries’ credit costs for the quarter ended March 31, 2020 will be reflected in MUFG’s consolidated financial statements as of and for the quarter ending June 30, 2020.

3.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in affiliates

	(in millions of yen)
	March 31, 2019	March 31, 2020
Equity securities in affiliates	¥2,937,755	¥2,673,034
Other capital investments in affiliates	24,638	27,634

The amount of investments in jointly controlled companies included in the amounts in the above table was as follows:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Investments in jointly controlled companies	¥—	¥31,756

II.	Securities loaned under unsecured securities lending transactions included in “Securities”

	(in millions of yen)
	March 31, 2019	March 31, 2020
Securities loaned under unsecured securities lending transactions	¥20,024	¥—

Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2019	March 31, 2020
Securities re-pledged	¥14,078,149	¥28,216,081
Securities re-loaned	748,385	1,005,082
Securities held without disposition	5,271,579	5,056,006

Bank acceptance bills discounted, commercial bills discounted, documentary bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2019	March 31, 2020
Bills discounted (face value)	¥1,540,530	¥1,122,656

Bank acceptance bills and foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2019	March 31, 2020
Bank acceptance bills rediscounted and Foreign currency bills re-discounted (face value)	¥4,919	¥6,905

III.	Loans to bankrupt borrowers and Non-accrual delinquent loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2019	March 31, 2020
Loans to bankrupt borrowers	¥46,597	¥39,125
Non-accrual delinquent loans	586,487	650,698

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest payments, to assist borrowers in improving their financial condition.

IV.	Accruing loans contractually past due 3 months or more

	(in millions of yen)
	March 31, 2019	March 31, 2020
Accruing loans contractually past due 3 months or more	¥18,600	¥17,238

Accruing loans contractually past due 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more, other than loans to bankrupt borrowers and non-accrual delinquent loans.

V.	Restructured loans

	(in millions of yen)
	March 31, 2019	March 31, 2020
Restructured loans	¥315,406	¥382,772

Restructured loans represent loans renegotiated at concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims, and other negotiated terms, that are favorable to the borrower, for the purpose of business reconstruction of or support for the borrower, other than loans to bankrupt borrowers, non-accrual delinquent loans and accruing loans contractually past due 3 months or more.

VI.	Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans

	(in millions of yen)
	March 31, 2019	March 31, 2020
Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans	¥967,092	¥1,089,835

The amounts provided in Notes III to VI above represent gross amounts before the deduction of allowance for credit losses.

VII.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2019 and 2020 were as follows:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Assets pledged as collateral:
Cash and due from banks	¥468	¥453
Trading assets	4,887	1,736,120
Securities	497,507	7,339,000
Loans and bills discounted	13,385,666	12,699,703

Total	¥13,888,530	¥21,775,277

Relevant liabilities to above assets:
Deposits	¥557,560	¥428,773
Trading liabilities	8,372	15,600
Borrowed money	13,185,809	21,320,199
Bonds payable	—	86,650
Other liabilities	2,442	1,804

In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Monetary claims bought	¥22,249	¥21,586
Trading assets	1,313,203	1,200,369
Securities	12,765,258	10,744,663
Loans and bills discounted	5,982,745	6,288,167

Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending transactions with cash collateral as of March 31, 2019 and 2020:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Trading assets	¥1,793,620	¥1,582,019
Securities	13,338,925	10,019,312

Total	¥15,132,546	¥11,601,331

Relevant liabilities to above assets:
Payables under repurchase agreements	¥15,077,563	¥11,152,969
Payables under securities lending transactions	34,392	51,439

In addition, the following assets were pledged under general collateral repurchase agreements using the subsequent collateral allocation method as of March 31, 2019 and 2020:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Trading assets	¥370,697	¥1,341,676
Securities	599,940	2,238,206

Total	¥970,637	¥3,579,883

VIII.

Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities as of March 31, 2019 and March 31, 2020 was as follows:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Unused overdraft facilities and commitment lines of credit	¥85,398,697	¥85,180,305

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial market condition or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiation of a request for additional collateral and/or guarantees.

IX.	The amount of assets that belonged to the declaration of trust for which domestic trust banking subsidiaries were the settlor and the trustee was as follows:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Loans and bills discounted	¥—	¥826,598

X.

In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

In addition, some of MUFG’s affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

XI.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2019	March 31, 2020
Accumulated depreciation on tangible fixed assets	¥1,199,589	¥1,178,796

XII.	Deferred gains on tangible fixed assets deducted for tax purposes

	(in millions of yen)
	March 31, 2019	March 31, 2020
Deferred gains on tangible fixed assets	¥86,906	¥76,153
Deferred gains on tangible fixed assets for the fiscal year	¥—	¥—

XIII.	Subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations included in “Borrowed money”

	(in millions of yen)
	March 31, 2019	March 31, 2020
Subordinated borrowings	¥293,825	¥260,500

XIV.	Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2019	March 31, 2020
Subordinated bonds	¥3,894,770	¥4,407,252

XV.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2019	March 31, 2020
Principal-guaranteed money trusts	¥7,617,688	¥6,744,156

XVI.

Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2019	March 31, 2020
Guarantee obligations for private placement bonds	¥394,626	¥297,220

XVII.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

4.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the fiscal year ended March 31,
	2019	2020
Equity in earnings of the equity method investees	¥284,389	¥277,221
Gains on sales of equity securities	203,481	166,710

II.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the fiscal year ended March 31,
	2019	2020
Write-offs of loans	¥154,941	¥179,213
Losses on sales of equity securities	77,486	74,552
Write-offs of equity securities	13,392	60,817
Provision for reserve for contingent losses	70,073	35,238

III.	Losses on impairment of fixed assets

For the fiscal year ended March 31, 2019

An impairment loss recorded by a domestic consolidated consumer finance subsidiary of MUFG was included in the “Losses on impairment of fixed assets.” The consumer finance subsidiary determined to fundamentally review its current system integration plan, comprehensively taking into account the scale, complexity and the degree of difficulty for system development to respond to rapid changes in the payments market in an appropriate manner, at the meeting of the Board of Directors on March 25, 2019. As a result, an impairment loss of the following asset group was recorded.

Use	Categories	Place

System Integration Related Assets	Buildings, Other tangible fixed assets, Software, Other intangible fixed assets, Other assets	Inzai City of Chiba Prefecture

Credit Business Assets	Buildings, Land, Other tangible fixed assets, Software, Other intangible fixed assets, Other assets and Other liabilities	Inzai City of Chiba Prefecture, Toshima City of Tokyo, Tatebayashi City of Gunma Prefecture, Nagoya City of Aichi Prefecture, Kitanagoya City of Aichi Prefecture, Bunkyo City of Tokyo

Assets related to the Credit Business are grouped as one unit in the consumer finance subsidiary. Assets held for disposal and idle assets are grouped respectively. The consumer finance subsidiary considered the System Integration Related Assets unlikely to have a cost reduction effect and remain in use in the future, and reevaluated the profitability of the Credit Business Assets. As a result, it was determined that their carrying amounts exceeded their respective recoverable amounts, and, to the extent of such excess, impairment losses were recognized as extraordinary losses. The recoverable amount is measured based on value in use, and calculated as future cash flows discounted at 8.97%. The recoverable amount is valued as zero for the assets without potential future cash flows.

The impairment loss amount was ¥148,639 million. (¥1,518 million on buildings (including ¥189 million for system integration related assets), ¥2,515 million on land, ¥6,155 million on other tangible fixed assets (including ¥1,923 million for system integration related assets), ¥37,177 million on software (including ¥3,163 million for system integration related assets), ¥86,683 million on other intangible fixed assets (including ¥85,929 million for system integration related assets), ¥8,960 million on other assets (including ¥2,596 million for system integration related assets) and ¥5,628 million on other liabilities.)

For the fiscal year ended March 31, 2020

“Losses on impairment of fixed assets” included an impairment loss on goodwill of ¥27,181 million recognized by MUFG Americas Holdings Corporation (“MUAH”), a consolidated subsidiary of MUFG, in connection with its business acquisitions.

MUAH groups its assets based on business category. In the current fiscal year, due to the decline in interest rates in the United States, the projected profitability mainly related to the subsidiary’s lending services was reevaluated, and a goodwill impairment test was performed in accordance with U.S. GAAP. As a result, it was determined that the carrying amount of a portion of the goodwill allocated to the Global Commercial Banking Business Group, the relevant reporting segment of MUFG, exceeded the fair value of such goodwill, and, to the extent of such excess, an impairment loss was recorded. The fair value was estimated using a combination of the income approach based on the projected profitability and the market approach.

IV.

“Amortization of goodwill” was recorded in connection with an impairment loss due to the decline in the market price of the equity securities of PT Bank Danamon Indonesia, Tbk. and Bank of Ayudhya Public Company Limited held through a consolidated domestic banking subsidiary, in accordance with the provisions of Paragraph 32 of the JICPA Accounting Committee Report No. 7 “Practical Guidelines for the Capital Consolidation Procedure in Consolidated Financial Statements” (May 12, 1998) (the “JICPA Consolidation Guidelines”).

5.	Comprehensive Income

The components of other comprehensive income for the years ended March 31, 2019 and 2020 were as follows:

	(in millions of yen)
	2019	2020
Unrealized gains (losses) on available-for-sale securities:
Gains (losses) arising during the year	¥(36,022)	¥194,154
Reclassification adjustments to profits (losses)	(139,574)	(542,816)

Amount before income tax effect	(175,597)	(348,661)
Income tax effect	49,974	126,695

Total	(125,622)	(221,966)

Deferred gains (losses) on derivatives under hedge accounting:
Gains (losses) arising during the year	(234,134)	(225,406)
Reclassification adjustments to profits (losses)	323,994	322,690
Adjustments to acquisition costs of assets	832	5,248

Amount before income tax effect	90,693	102,533
Income tax effect	(27,327)	(31,218)

Total	63,366	71,314

Land revaluation surplus:
Gains (losses) arising during the year	—	—
Reclassification adjustments to profits (losses)	—	—

Amount before income tax effect	—	—
Income tax effect	—	36

Total	—	36

Foreign currency translation adjustments:
Gains (losses) arising during the year	(81,074)	(3,076)
Reclassification adjustments to profits (losses)	(2,212)	22

Amount before income tax effect	(83,287)	(3,054)
Income tax effect	812	373

Total	(82,475)	(2,681)

Defined retirement benefit plans:
Gains (losses) arising during the year	(136,351)	(195,016)
Reclassification adjustments to profits (losses)	30,448	(27,453)

Amount before income tax effect	(105,902)	(222,469)
Income tax effect	32,761	67,937

Total	(73,141)	(154,532)

Share of other comprehensive income in affiliates accounted for using the equity method:
Gains (losses) arising during the year	(37,799)	(35,673)
Reclassification adjustments to profits (losses)	(7,094)	6,416
Adjustments to acquisition costs of assets	0	—

Total	(44,893)	(29,257)

Total other comprehensive income	¥(262,766)	¥(337,087)

6.	Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2019

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2018	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2019	Note
Issued shares:
Common stock	13,900,028	—	232,257	13,667,770	(Note 1)

Total	13,900,028	—	232,257	13,667,770

Treasury stock:
Common stock	737,138	247,188	239,010	745,316	(Note 2) (Note 3)

Total	737,138	247,188	239,010	745,316

(Note 1)	The decrease in the number of shares of common stock by 232,257 thousand shares was due to the cancellation of shares.
(Note 2)	The increase in the number of shares of common stock held in treasury by 247,188 thousand shares was mainly due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for a performance-based director and officer stock compensation plan using a Board Incentive Plan trust (“BIP trust”), the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit, the acquisitions of shares held by untraceable shareholders and an increase in the number of shares held by equity method affiliates. The decrease in the number of shares of common stock held in treasury by 239,010 thousand shares was mainly due to the cancellation of shares, the sale of shares for the BIP trust, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.
(Note 3)	The number of shares of common stock as of April 1, 2018 and March 31, 2019 includes 28,733 thousand shares and 35,036 thousand shares held by the BIP trust, respectively. For the fiscal year ended March 31, 2019, the number of shares held by the BIP trust increased by 13,049 thousand shares and decreased by 6,747 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2019 (in millions of yen)
			As of April 1, 2018	Increase	Decrease	As of March 31, 2019
MUFG	Stock options	—					189

Consolidated subsidiaries	—	—					27

Total		—					217

III.	Information on Cash Dividends

(1)	Cash dividends paid in the fiscal year ended March 31, 2019

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 28, 2018	Common stock	131,934	10	March 31, 2018	June 29, 2018

Meeting of Board of Directors on November 13, 2018	Common stock	144,314	11	September 30, 2018	December 5, 2018

(Note)	The total dividend amount as resolved by the Annual General Meeting of Shareholders on June 28, 2018 includes ¥287 million of dividends on the treasury shares held by the BIP trust, and the total dividend amount as resolved by the Meeting of the Board of Directors on November 13, 2018 includes ¥386 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the fiscal year and the effective date of which was after the fiscal year ended March 31, 2019

Date of approval	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 27, 2019	Common stock	142,552	Retained earnings	11	March 31, 2019	June 28, 2019

(Note)	The total dividend amount includes ¥385 million of dividends on the treasury shares held by the BIP trust.

For the fiscal year ended March 31, 2020

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2019	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2020	Note
Issued shares:
Common stock	13,667,770	—	85,775	13,581,995	(Note 1)

Total	13,667,770	—	85,775	13,581,995

Treasury stock:
Common stock	745,316	85,816	89,769	741,363	(Note 2) (Note 3)

Total	745,316	85,816	89,769	741,363

(Note 1)	The decrease in the number of shares of common stock by 85,775 thousand shares was due to the cancellation of shares.
(Note 2)	The increase in the number of shares of common stock held in treasury by 85,816 thousand shares was mainly due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation and the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 89,769 thousand shares was mainly due to the cancellation of shares, the sale of shares for the BIP trust, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.
(Note 3)	The number of shares of common stock as of April 1, 2019 and March 31, 2020 includes 35,036 thousand shares and 31,064 thousand shares held by the BIP trust, respectively. For the fiscal year ended March 31, 2020, the number of shares held by the BIP trust decreased by 3,971 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2020 (in millions of yen)
			As of April 1, 2019	Increase	Decrease	As of March 31, 2020
MUFG	Stock options	—					59

Total		—					59

III.	Information on Cash Dividends

(1)	Cash dividends paid in the fiscal year ended March 31, 2020

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 27, 2019	Common stock	142,552	11	March 31, 2019	June 28, 2019

Meeting of Board of Directors on November 13, 2019	Common stock	161,991	12.5	September 30, 2019	December 5, 2019

(Note)	The total dividend amount as resolved by the Annual General Meeting of Shareholders on June 27, 2019 includes ¥385 million of dividends on the treasury shares held by the BIP trust, and the total dividend amount as resolved by the Meeting of the Board of Directors on November 13, 2019 includes ¥389 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the fiscal year and the effective date of which was after the fiscal year ended March 31, 2020

Date of approval	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2020	Common stock	160,918	Retained earnings	12.5	March 31, 2020	June 30, 2020

(Note)	The total dividend amount includes ¥388 million of dividends on the treasury shares held by the BIP trust.

7.	Consolidated Statements of Cash Flows

I.	“Cash and cash equivalents” compared to items presented on the consolidated balance sheet

The amount of “Cash and cash equivalents” is equal to the amount of “Cash and due from banks” on the consolidated balance sheet.

II.	Major components of assets and liabilities of subsidiaries newly consolidated through share acquisitions

For the fiscal year ended March 31, 2020

Major components of assets and liabilities of PT Bank Danamon Indonesia, Tbk. (“Danamon”) at the time of consolidation as a result of acquisition of Danamon shares and a reconciliation between the acquisition cost of Danamon shares and the net payment for the acquisition of Danamon were as follows:

(in millions of yen)
Assets	¥1,698,833
Liabilities	(1,219,844)
Non-controlling interests	(40,448)
Foreign currency translation adjustments	7,695
Goodwill	218,342

Acquisition cost of Danamon shares	664,578
Acquisition cost of Danamon shares prior to acquiring a controlling interest in Danamon	(274,695)
Book value of Danamon shares under the equity method prior to acquiring a controlling interest in Danamon	3,456
Gains on step acquisitions	(2,105)
Cash and cash equivalents of Danamon	(158,362)

Net payment for acquisition of Danamon	¥232,871

Major components of assets and liabilities of the main nine subsidiaries described in “Colonial First State Group Limited Subsidiaries became consolidated subsidiaries through a share acquisition” in “17. Business Combinations” (“FSI” as rebranded) at the time of consolidation as a result of acquisition of FSI shares and a reconciliation between the acquisition cost of FSI shares and the net payment for the acquisition of FSI were as follows:

(in millions of yen)
Assets	¥197,867
Liabilities	(68,519)
Goodwill	177,065
Foreign currency translation adjustments, etc.	5,812

Acquisition cost of FSI shares	312,225
Account payable for acquisition cost of FSI shares	(15,008)
Cash and cash equivalents of FSI	(42,019)

Net payment for acquisition of FSI	¥255,197

III.	Major components of assets and liabilities increased as a result of acquisition of business for cash and cash equivalents as consideration

For the fiscal year ended March 31, 2020

The components of assets and liabilities that increased as a result of acquisition of DVB Bank SE’s aviation finance lending business were as follows:

	(in millions of yen)
Assets	¥522,797
[Of which, loans]	[515,932	]
Liabilities	(138)
Goodwill	23,023
Deferred tax assets	9,567

Acquisition cost	555,249
Cash and cash equivalents included in above assets	—

Payment for acquisition	¥555,249

8.	Leases

Operating leases

(1)	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2019 and 2020 were as follows:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Due within one year	¥67,271	¥47,408
Due after one year	276,237	148,025

Total	¥343,508	¥195,433

(Note)	The above table does not include lease payments that are booked as “Right-of-use asset” at overseas subsidiaries.

(2)	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2019 and 2020 were as follows:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Due within one year	¥31,211	¥11,228
Due after one year	15,299	14,656

Total	¥46,510	¥25,884

9.	Financial Instruments

I.	Disclosure on financial instruments

(1)	Policy for financial instruments

MUFG provides comprehensive financial services such as deposit-taking and lending services, securities investment and other securities services and foreign exchange services.

In order to prevent these businesses from being negatively affected by fluctuations in interest and foreign exchange rates and other market conditions, MUFG conducts asset and liability management (“ALM”) by adjusting market exposure and the balance between short-term and long-term assets and liabilities. To do so, among other things, MUFG raises capital from the market and hedges risks through derivative transactions.

(2)	Nature and extent of risks arising from financial instruments

MUFG holds various types of financial instruments such as loans, securities, and derivatives and is thus exposed to credit and market risks.

Credit risk is the risk of loss on receivables such as loans due to nonperformance of contractual obligations caused by factors such as deterioration in the financial condition of a borrower.

Market risk mainly arises from changes in domestic and overseas interest rates, foreign exchange rates, and fluctuations in market prices of stocks and bonds. For example, an increase in domestic and overseas interest rates would reduce the value of MUFG’s bond portfolio consisting of government and other bonds, and a rise in yen would reduce the value of foreign-currency-denominated securities and other assets when converted into yen. MUFG also invests in marketable equity securities, and a fall in the market price would decrease the fair value of these securities. As part of MUFG’s trading and ALM activities, MUFG holds derivative products such as interest rate swaps. A significant change in foreign exchange or interest rates may cause a significant fluctuation in the fair value of these derivative products. In conducting transactions in derivative products for purposes of hedging risks, MUFG hedges against interest rate risks associated with instruments including fixed rate deposits, loans and bonds, floating rate deposits, loans and bonds, and forecasted transactions involving fixed rate deposits and loans through designated hedging methods including interest rate swaps. MUFG hedges against exchange rate fluctuation risks associated with instruments such as foreign currency denominated monetary claims and liabilities through hedging methods including currency swap transactions and forward exchange contracts. In lieu of effectiveness determination, MUFG designs hedging activities so that the material terms of the hedging instruments are almost identical to those of the hedged items. In limited circumstances, the effectiveness of hedging activities is assessed by verification of the correlation between factors that cause fluctuations in interest rates.

(3)	Risk management relating to financial instruments

(A)	Credit risk management

MUFG regularly monitors and assesses the credit portfolios of MUFG’s group companies and uses credit rating and asset evaluation and assessment systems to ensure timely and proper evaluation of credit risk.

Within the basic framework of MUFG’s credit risk control system based on MUFG’s credit risk control rules, each group company has established a consolidated and global credit risk control system while MUFG monitors group-wide credit risk. MUFG provides training and advice when necessary in addition to monitoring credit risk management conducted by MUFG’s group companies.

In screening individual transactions and managing credit risk, each major group company has in place a check-and-balance system in which the credit administration section and the business promotion section are kept separate.

MUFG holds regular management committee meetings to ensure full reporting and discussion on important credit risk management and administration matters.

In addition to providing check-and-balance between different functions and conducting management level deliberations, the audit department also undertakes to validate credit operations to ensure appropriate credit administration.

(B)	Market risk management

(a)	Risk management system

MUFG has adopted an integrated system to manage market risks associated with market activities for trading purposes (trading activities) and non-trading market activities (banking activities). MUFG monitors group-wide market risk while each of the major group companies has established a market risk management system on a consolidated and global basis.

At each of the major group companies, checks and balances are maintained through a system in which the back office (operating and administrative section) and the middle office (risk control section) operate independently from the front office (the market department). As part of risk control by management, the Board of Directors, etc. establish the framework for the market risk management system and define responsibilities relating to market operations. MUFG allocates economic capital corresponding to levels of market risk within the scope of the MUFG’s capital base, and establishes quantitative limits on market risk based on the allocated economic capital as well as limits on losses to contain MUFG’s exposure to risks and losses within a certain range.

(b)	Market risk management

MUFG reports daily the status on group-wide exposure to market risk and compliance with quantitative limits on market risk and losses at each major group company to the Chief Risk Officer, while each major group company internally reports daily to its risk management officer on the status of exposure to market risk and compliance with quantitative limits on market risk and losses. MUFG and each major group company conduct comprehensive analyses on risk profiles, including stress testing, and regularly reports to their respective ALM Committees and Corporate Risk Management Committees.

MUFG administers risks at each business unit at MUFG’s major group companies by hedging against interest rate and exchange rate fluctuation risks associated with marketable assets and liabilities with various hedging transactions using marketable securities and derivatives as appropriate. With respect to trading account transactions and their administration, MUFG documents the process and periodically verifies through internal audits that the valuation methods and operation of such transactions are appropriate.

(c)	Market risk measurement model

Since the daily variation in market risk is significantly greater than that in other types of risks, MUFG measures and manages market risk using the Value at Risk (“VaR”), Value at Idiosyncratic Risk (“VaI”) and other methods.

Market risk for both trading and banking activities (excluding strategic equity securities) is measured using a uniform market risk measurement model. The principal method used for the model is the historical simulation method (holding period — 10 business days; confidence interval — 99%; and observation period — 701 business days).

* Market risk can be classified into “general market risk” defined as the risk of suffering loss due to the volatility in the general market trend, and “specific market risk” defined as the risk of suffering loss due to the volatility of specific financial instruments such as debt securities or stocks, independent of the general market trend. The amount of general market risk calculated by a market risk measurement method is called VaR, while the amount of specific market risk is called VaI.

* The historical simulation method calculates the VaR and VaI amount by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices that occurred over a fixed period in the past. The noted features of the historical simulation method include the ability to directly reflect the characteristics of the market fluctuations and the ability to rigorously measure the risk arising from options. However, because VaR and VaI measure market risks with a fixed event probability calculated statistically based on past market changes, they may not be able to ascertain risks when market volatility reaches abnormal levels.

(d)	Quantitative information in respect of market risk

(i)	Amount of market risk associated with trading activities

The amount of consolidated market risk associated with trading activities across the Group was ¥20.8 billion and ¥24.8 billion as of March 31, 2019 and 2020, respectively.

(ii)	Amount of market risk associated with banking activities

The amount of consolidated market risk associated with banking activities (excluding strategic equity securities) across the Group was ¥315.6 billion and ¥672.8 billion as of March 31, 2019 and 2020, respectively. As appropriate identification of interest rate risk is vital to banking activities (excluding strategic equity securities), such risk is managed based on the following assumptions for appropriate measurement of core deposits and prepayments on loans and deposits.

For a certain portion of the deposits without contractual maturities (so-called core deposits), interest rate risk is recognized by allocating maturities of various terms (no longer than 10 years) according to the features of deposits, taking into account the results of a statistical analysis using data on changes in the balance by product, expected deposit interest rates and other business judgments. The amount of core deposits and the method of allocating maturities are reviewed on a regular basis. Meanwhile, the deposits and loans with contractual maturities involve risks associated with premature repayment or cancellation. These risks are reflected in interest rate risks by estimating the ratio of cancellations through a statistical analysis based on factors including interest rate fluctuations and actual repayments and cancellations.

(iii)	Risk of strategic equity portfolio

With respect to the equity securities strategically held by MUFG (publicly traded), MUFG estimates that the market value of such securities would fluctuate by ¥3.0 billion and ¥2.8 billion as of March 31, 2019 and 2020, respectively, if TOPIX moves one point in either direction.

(e)	Backtesting

In order to test the accuracy of the market risk measurement model, MUFG conducts backtesting to compare the VaR with one-day holding period computed by the model with the daily hypothetical profit or loss.

As part of the backtesting, MUFG also endeavors to ensure the accuracy of its market risk measurement model by verifying the characteristics of such model from various perspectives, including testing of the appropriateness of the assumptions used in such model.

The results of backtesting with respect to the trading activities on the business days in each of the fiscal years ended March 31, 2019 and 2020 indicate that hypothetical loss exceeded VaR zero and four times, respectively. Given that hypothetical loss exceeded VaR four times or less in a one-year period, MUFG believes that its VaR measurement model provides sufficiently accurate measurements of market risk.

(f)	Stress testing

To measure VaR using a market risk measurement model, MUFG applies the historical simulation method, in which the potential loss for a certain period (10 business days) is calculated by applying market fluctuations over a fixed period in the past (701 business days, approximately 3 years) to its currently held portfolio. For this reason, losses greater than VaR may arise in cases where a market fluctuation that was observed before the observation period occurs or each risk factor, such as interest rates and exchange rates, shows different moves from historical correlations.

As a means to measure expected losses that cannot be captured by the current risk measurement method, MUFG conducts stress testing using various scenarios.

By conducting stress testing as appropriate using various scenarios in view of future forecasts, each of the group companies makes an effort to apprehend where risks lie and aim to manage its assets more stably and securely.

(C)	Management of liquidity risk associated with funding activities

MUFG’s major group companies strive to secure appropriate liquidity in both yen and foreign currencies by managing the sources of funding and liquidity gap, liquidity-supplying products such as commitment lines, as well as buffer assets that help maintain liquidity level.

Specifically, the Board of Directors, etc. provide the framework for liquidity risk management, operate businesses on various stages according to the urgency of funding needs and exercise management on each such stage. The department responsible for liquidity risk management is designed to perform checking functions independent of other departments. The department reports to the ALM Committee and the Board of Directors the results of its activities such as evaluation of funding urgency and monitoring of compliance with quantitative limits. The department responsible for funding management performs funding and management activities, and regularly reports the current funding status and forecast as well as the current liquidity risk status to the department responsible for liquidity risk management and other appropriate bodies such as the ALM Committee.

(4)	Supplementary explanation regarding the fair value, etc. of financial instruments

Since certain assumptions are applied in measuring the fair value of financial instruments, such fair value may vary if different assumptions are applied.

II.	Matters concerning fair value of financial instruments and breakdown by imput level

The amounts on the consolidated balance sheet and the fair value of financial instruments as well as the difference between them are as follows.

The following tables do not include investment trusts and stocks with no market price, etc. for which transitional measures are applied in accordance with Paragraph 26 of ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (“Guidance for Application of Fair Value Measurement”), and investments in partnerships and others for which transitional measures are applied in accordance with Paragraph 27 of Guidance for Application of Fair Value Measurement. (See Note (*2) to each of the tables in (1) and (Note 3) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on the (unadjusted) quoted price in an active market for the same asset or liability

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

For the fiscal year ended March 31, 2019

(in millions of yen)
Category	Amount on consolidated balance sheet
Monetary claims bought (*1)	1,580,449
Trading assets (*2)	6,654,691
Money held in trust (Trading purpose / Other)	808,794
Securities (Available-for-sale securities)	53,913,273
Domestic equity securities	4,953,392
Government bonds	21,542,335
Municipal bonds	2,226,565
Corporate bonds	3,492,305
Foreign equity securities	114,879
Foreign bonds	21,532,914
Other securities (*2)	50,880

Total assets	62,957,209

Trading liabilities (*2)	2,490,419
Borrowed money (FVO) (*3)	241,306
Bonds payable (FVO) (*3)	235,706

Total liabilities	2,967,433

Derivatives (*4) (*5)	622,185
Interest rate-related derivatives	391,669
Currency-related derivatives	152,535
Equity-related derivatives	53,106
Bond-related derivatives	825
Commodity-related derivatives	633
Credit-related derivatives	23,387
Other derivatives	1,027

(*1)	Monetary claims bought consists of securitized products accounted for in the same manner as available-for-sale securities, which are ¥1,580,449 million.
(*2)

The amount of investment trusts for which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement doesn’t include in the table above. The amount of such investment trusts on the consolidated balance sheets is financial assets of ¥ 4,890,556 million and financial liabilities of ¥ 2,610 million, respectively.

(*3)	Some overseas subsidiaries applied the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented in net assets or liabilities, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions for which hedge accounting is applied are reported in the consolidated balance sheet at ¥73,867 million.

For the fiscal year ended March 31, 2020

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	1,209,815	389,185	1,599,000
Trading assets (*2)	4,079,725	5,330,293	18,658	9,428,677
Money held in trust (Trading purpose / Other)	—	961,075	1,129	962,204
Securities (Available-for-sale securities)	34,850,542	21,286,206	335,718	56,472,467
Domestic equity securities	4,120,401	20,953	—	4,141,355
Government bonds	19,871,768	771,279	—	20,643,048
Municipal bonds	—	2,952,820	—	2,952,820
Corporate bonds	—	3,868,087	9,151	3,877,238
Foreign equity securities	78,273	1,034	212	79,521
Foreign bonds	10,775,404	13,603,097	123,961	24,502,462
Other securities (*2)	4,694	68,933	202,393	276,021

Total assets	38,930,267	28,787,392	744,690	68,462,350

Trading liabilities (*2)	3,586,835	362,992	—	3,949,827
Borrowed money (FVO) (*3)	—	341,977	—	341,977
Bonds payable (FVO) (*3)	—	147,508	31,222	178,730

Total assets	3,586,835	852,478	31,222	4,470,535

Derivatives (*4) (*5)	(41,878)	1,054,576	34,704	1,047,402
Interest rate-related derivatives	(36,238)	892,002	13,495	869,258
Currency-related derivatives	(1,809)	76,385	5,887	80,463
Equity-related derivatives	(2,630)	69,466	10,106	76,942
Bond-related derivatives	(1,199)	(220)	3,196	1,776
Commodity-related derivatives	—	0	(65)	(65)
Credit-related derivatives	—	16,942	1,379	18,322
Other derivatives	—	—	704	704

(*1)	Monetary claims bought consists of securitized products accounted for in the same manner as available-for-sale securities, which are ¥1,590,000 million.
(*2)

The amount of investment trusts for which transitional measures are applied in accordance with Paragraph 26 of the Guidance for Application of Fair Value Measurement doesn’t include in the table above. The amount of such investment trusts on the consolidated balance sheets is financial assets of ¥ 3,939,798 million and financial liabilities of ¥ 387,655 million.

(*3)	Some overseas subsidiaries applied the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented in net assets or liabilities, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions for which hedge accounting is applied are reported in the consolidated balance sheet at ¥125,393 million.

(2)	Financial assets and financial liabilities which are not stated at fair value on the consolidated balance sheet

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges (assets and liabilities), Call money and bills sold, Payables under repurchase agreements, Payables under securities lending transactions, Commercial papers, Short-term bonds payable, Due to trust accounts and Other liabilities are not included in the following since they are mostly short-term (within one year), and their fair values approximate their carrying amounts.

For the fiscal year ended March 31, 2019

	(in millions of yen)
Category	Fair value	Amount on consolidated balance sheet	Difference
Monetary claims bought (*1)	5,663,411	5,674,259	(10,847)
Money held in trust (other / held to maturity)	104,523	104,167	356
Securities (held to maturity)	2,335,727	2,314,249	21,478
Government bonds	1,142,320	1,100,701	41,618
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Foreign bonds	1,193,407	1,213,548	(20,140)
Other securities	—	—	—
Loans and bills discounted (*2)	107,758,349	106,881,202	877,147

Total assets	115,862,012	114,973,878	888,135

Deposits	180,235,432	180,171,279	64,153
Negotiable certificates of deposit	9,429,765	9,413,420	16,345
Borrowed money	16,036,412	16,026,863	9,549
Bonds payable	12,143,237	11,943,973	199,263

Total liabilities	217,844,849	217,555,537	289,312

(*1)	Monetary claims bought include securitized products accounted for in the same manner as securities held to maturity ¥2,133,918million.
(*2)

General and specific allowances for credit losses corresponding to loans are deducted by ¥531,266 million. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

For the fiscal year ended March 31, 2020

	(in millions of yen)
Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	4,954,064	4,954,064	4,984,402	(30,337)
Money held in trust (other / held to maturity)	—	84,474	—	84,474	84,119	355
Securities (held to maturity)	1,134,226	1,041,227	—	2,175,454	2,135,900	39,533
Government bonds	1,130,430	—	—	1,130,430	1,100,574	29,855
Municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Foreign bonds	3,796	1,040,735	—	1,044,532	1,034,835	9,696
Other securities	—	491	—	491	490	1
Loans and bills discounted (*2)	—	205,499	109,385,534	109,591,033	108,509,127	1,081,905

Total assets	1,134,226	1,331,201	114,339,599	116,805,027	115,713,549	1,091,477

Deposits	—	187,672,167	—	187,672,167	187,623,551	48,615
Negotiable certificates of deposit	—	7,800,875	—	7,800,875	7,787,524	13,351
Borrowed money	—	24,313,762	—	24,313,762	24,309,597	4,165
Bonds payable	—	13,446,923	—	13,446,923	13,285,741	161,182

Total liabilities	—	233,233,729	—	233,233,729	233,006,415	227,313

(*1)	Monetary claims bought include securitized products accounted for in the same manner as securities held to maturity ¥2,029,880 million.
(*2)

General and specific allowances for credit losses corresponding to loans are deducted by ¥605,484 million. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(Note 1)	Description of the valuation techniques and inputs used to measure fair value

Monetary claims bought

The fair value of monetary claims bought are determined using prices obtained from third-party vendors (broker-dealers, etc.) or the prices estimated based on internal models.

With respect to some securitized products backed by general corporate loans, the fair value is measured by weighing the estimated fair value amounts determined using projected cash flows through an analysis of underlying loans, probability of default, prepayment rates, etc. and discounting the cash flows using discount rate reflecting the liquidity premium based on historical market data and the prices from the independent broker-dealers. These products are classified into Level 3.

For other securitized products, the fair value is determined based on the prices obtained from independent third parties after considering the result of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices. These products are classified into Level 2 or Level 3 depending on the inputs used for the prices obtained from independent third parties. For certain monetary claims bought for which these methods do not apply, the fair value is measured based on either present value using projected future cash flows through the prepayment rates, etc., and discounting at the market interest rate as of the valuation date with certain adjustments or carrying amount as the fair value approximates such carrying amount from their qualitative viewpoint. If these monetary claims bought are measured at present value, these monetary claims bought are classified into Level 2 or, if they are short-term and their fair value approximates the carrying amount, then the carrying amount is presented as their fair value, and they are classified into Level 3.

Trading assets

Securities such as bonds that are held for trading purposes are classified as Level 1 if prices quoted by stock exchanges are available in active market, and as Level 2 if the fair value are determined based on either the present value of the expected future cash flow discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments or prices quoted by the financial institutions from which these securities are purchased.

Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the price quoted by the financial institutions from which these securities are purchased, and these securities are classified into Level 2 depending on the fair value hierarchy of the component assets.

See “Money Held in Trust” for notes on money held in trust by categories based on each purpose of holding the money held in trust.

Securities

The fair value of equity securities is determined based on the price quoted by stock exchanges and equity securities are primarily classified into Level 1 as the quoted prices are available in active market. The fair value of bonds is determined based on the market price or by the financial institutions from which they are purchased or based on the price reasonably calculated. The bond such as government bonds are classified into Level 1 and other bonds are classified into Level 2.

For privately placed guaranteed bonds held by MUFG’s bank or trust subsidiaries, the fair value is determined based on the present value of expected future cash flow, which is adjusted to reflect credit risk, amount to be collected from collateral and guarantees and guarantee fees, and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments. These bonds are classified into Level 2 depending on credit risk, etc.

The fair value of floating rate Japanese government bonds is determined based on the present value as calculated by discounting the expected future cash flow, estimated based on factors such as the yield of government bonds and discounted at a rate based on such yield of government bonds adjusted for the value of embedded options and the liquidity premium based on the actual market premiums observed in the past and these Japanese government bonds are classified into Level 2.

The fair value of investment trusts is determined based on the publicly available price and these investment trusts are not classified into any fair value hierarchy applying the transitional measures in accordance with Paragraph 26 of Guidance for Application of Fair Value Measurement.

See “Securities” for notes on securities by categories based on each purpose of holding the securities.

Loans and bills discounted

With respect to loans, for each category of loans based on types of loans, credit ratings and maturity period, the fair value is determined based on the present value of expected future cash flow, which is adjusted to reflect default risk and the expected amount to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments. These loans are classified into Level 3. For loans with floating interest rates such as certain residential loans provided to individual home owners, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination. These loans are classified as Level 3.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flow or the expected amount to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. These receivables are classified into Level 3. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or designation of forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

Deposits and Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rate is reflected in such deposits within a short time period. The fair value of most of fixed rate time deposits is the present value discounted by expected future cash flow grouped by certain maturity periods. The discount rate used is the interest rate that would be applied to newly accepted deposits. These are classified into Level 2.

Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rate of such floating rate borrowings reflects the market interest rate in a short time and that there has been no significant change in MUFG’s or MUFG’s consolidated subsidiaries’ creditworthiness after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flow from these borrowings grouped by certain maturity periods, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG’s or MUFG’s consolidated subsidiaries. These are classified as Level 2. The fair value of borrowed money qualifying for special hedge accounting treatment of interest rate swaps or designation of forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG’s consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flow discounted at an interest rate generally applicable to issuance of similar corporate bonds. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rate of such floating rate corporate bonds reflects the market interest rate in a short time and that there has been no significant change in MUFG’s or MUFG’s consolidated subsidiaries’ creditworthiness after the issuance. For fixed rate corporate bonds, the fair value is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. These are classified as Level 2. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

Structured bonds issued by some overseas subsidiaries applied fair value option and the fair value of structured bonds is calculated based on the model. Structured bonds used observable inputs are classified into Level 2. Structured bonds used significant unobservable inputs are classified into Level 3.

Derivative transactions

Derivative transactions are ones involving interest rates (interest futures, interest options, interest swaps and other transactions), ones involving foreign currencies (currency futures, currency options, currency swaps and other transactions), and ones involving bonds (bond futures, bond future options and other transactions). The fair value of exchange-traded derivative transactions is based on the price posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model.

The key inputs used in the valuation techniques for over-the-counter derivative transactions includes such as interest rate yield curve, foreign currency exchange rate and volatility. For over-the-counter traded derivative transactions, adjustments are made for counterparty credit risk adjustments (credit valuation adjustments:CVA) and adjustments to reflect the impact of uncollateralized funding (funding valuation adjustments: FVA). The calculation of CVA takes into account probability of default event occurring for each counterparty which is primarily derived from observed or estimated spread on credit default swaps.

In addition, the calculation of CVA takes into account the effect of credit risk mitigation such as pledged collateral and the legal right of offset with the counterparty.

The calculation of FVA takes into account the MUFG’s market funding spread reflecting the credit risk of MUFG and the funding exposure of any uncollateralized component of the over-the-counter derivative instrument.

Exchange-traded derivative transactions valued using quoted prices are classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if they do not used significant unobservable inputs. Over-the-counter derivative transactions used significant unobservable inputs are classified into Level 3.

(Note 2)	Quantitative Information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3
(1)	Quantitative information on significant unobservable inputs

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average(*1)

Monetary claims bought

Securitized products	Internal model(*2)	Correlation between underlying assets	1.0%	1.0%
		Discount factor	1.1%~1.3%	1.3%
		Prepayment rate	21.0%	21.0%
		Probability of default	0.0%~99.0%	—
		Recovery rate	57.8%	57.8%

Securities

Foreign bonds	Return on equity method	Probability of default	0.0%~25.0%	0.3%
		Recovery rate	55.0%~90.0%	78.2%
		Market-required return on capital	8.0%~10.0%	9.4%

Other	Discounted cash flow	Liquidity premium	0.9%~3.1%	2.8%

Derivatives

Interest rate-related derivatives	Option model	Correlation between interest rates	32.8%~62.4%	—
		Correlation between interest rate and foreign exchange rate	16.6%~60.0%	—
		Volatility	0.0%~100.0%	—

Currency-related derivatives	Option model	Correlation between interest rates	30.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	15.7%~60.0%	—
		Correlation between foreign exchange rates	60.0%	—
		Volatility	7.4%~16.9%	—

Equity-related derivatives	Option model	Volatility	24.2%~37.8%	—
		Correlation between foreign exchange rate and equity	(58.3)%~56.8%	—
		Correlation between equities	13.0%~81.2%	—
	Discounted cash flow	Term of litigation	1~13 months	—

(*1)	Weighted average are calculated by weighing each input by the relative fair values of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “II. Matters concerning fair value of financial instruments and breakdown by input level” above.

.

(2)	Description of the fair value valuation process

At MUFG, the middle division establishes policies and procedures for the calculation of fair value and procedures for the use of fair value valuation models, and the front division develops fair value valuation models in accordance with such policies and procedures. The middle division verifies such models, the inputs used and the fair values obtained through calculation to ensure compatibility with the policies and procedures. In addition, based on the results of such verification, the middle division determines appropriate fair value input level classifications. In the event that market prices obtained from third parties are used as fair values, they are verified through appropriate methods such as confirming the valuation techniques and inputs used and comparing them with the fair values of similar financial instruments.

(3)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default is an estimate of the likelihood that the default event will occur and MUFG will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Recovery rate and Prepayment rate

Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Market-required return on capital

Market-required return on capital is the return on capital expected by the secondary market. A significant increase (decrease) in the market-required return on capital would result in a significant decrease (increase) in a fair value of a financial asset.

Discount factor and liquidity premium

Discount factor and liquidity premium are adjustments to discount rates to reflect uncertainty of cash flows and liquidity of the financial instruments.

When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rate would result in a significant decrease (increase) in a fair value.

Volatility

Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. A significant increase (decrease) in volatility would cause a significant increase (decrease) in the value of an option resulting in the significant increase (decrease) in fair value. The level of volatility generally depends on the tenor of the underlying assets and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike price are not observable.

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign government and official institution bonds, asset-backed securities, corporate bonds, derivatives and certain other financial instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity) and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes. For interest rate contracts and foreign exchange contracts, the diversity in the portfolio held by MUFG is reflected in wide ranges of correlation, as the fair values of transactions with a variety of currencies and tenors are determined using several foreign exchange and interest rate curves. For equity derivative contracts, the wide range of correlation between interest rate and equity is primarily due to the large number of correlation pairs with different maturities of contracts.

Term of litigation

Term of litigation is the estimated period until the resolution of a certain litigation matter that relates to an issuer’s restricted shares (“Covered Litigation”) that MUFG purchased, which is referenced in certain swap transactions. These swaps are valued using a discounted cash flow methodology and are dependent upon the final resolution of the Covered Litigation.

The settlement timing of the Covered Litigation is not observable in the market, therefore the estimated term is classified as a level 3 input. The restricted shares which MUFG purchased will be convertible to listed shares of the issuer at the end of the Covered Litigation. The restricted shares will be diluted depending upon the settlement amount of the Covered Litigation and the dilution of the restricted shares is accomplished through an adjustment to the conversion rate of the restricted shares. In order to hedge the reduction of the conversion rate, MUFG entered into certain swaps with the seller which references the conversion rate. The value generated by these trades is subject to the ultimate term of the issuer’s litigation, subject to a minimum term referenced within the trade contracts.

(Note 3)

The following table sets forth the amounts of equity securities with no market price and investments in partnerships on the consolidated balance sheet. These securities and investments are not included in “Trading assets” or “Securities” in the tables presented under the section captioned “Matters concerning fair value of financial instruments and breakdown by input level”.

	(in millions of yen)
	Amount on consolidated balance sheet
	March 31, 2019	March 31, 2020
Equity securities with no quoted market price available (*1) (*3)	¥199,098	¥264,144
Investments in partnerships and others (*2) (*3)	51,064	96,173

(*1)

Equity securities with no market price include unlisted equity securities, etc. and are not subject to fair value disclosure in accordance with Paragraph 5 of ASBJ Guidance No. 19 “Implementation Guidance on Disclosures about Fair Value of Financial Instruments.”

(*2)

Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships. Their fair values are not disclosed in accordance with Paragraph 27 of Guidance for Application of Fair Value Measurement.

(*3)	An impairment loss of ¥3,259 million and ¥3,479 million was recorded on unlisted equity securities and other investments for the fiscal years ended March 31, 2019 and 2020, respectively.

(Note 4)	Maturity analysis for financial assets and securities with contractual maturities

	(in millions of yen)
	March 31, 2019
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Securities (*1) (*2):	¥14,506,983	¥9,280,207	¥4,881,729	¥4,831,175	¥7,291,094	¥16,113,378
Held-to-maturity securities:	65,884	49,789	295,427	1,070,252	336,260	2,630,552
Japanese government bonds	—	—	199,815	900,885	—	—
Municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Foreign bonds	63,177	1,597	88,010	86,237	107,146	867,378
Other	2,706	48,192	7,600	83,129	229,113	1,763,174
Available-for-sale securities with contractual maturities:	14,441,098	9,230,418	4,586,302	3,760,923	6,954,834	13,482,825
Japanese government bonds	11,516,387	6,294,519	667,615	1,024,506	202,775	1,836,531
Municipal bonds	7,297	76,961	294,145	415,729	1,432,343	88
Corporate bonds	173,591	490,744	587,015	424,553	570,013	1,246,385
Foreign bonds	2,456,356	2,080,732	1,804,316	1,820,377	4,413,602	8,939,391
Other	287,465	287,460	1,233,208	75,755	336,099	1,460,428
Loans (*1) (*3)	43,879,049	18,560,066	14,926,917	6,352,393	6,113,420	16,935,161

Total	¥58,386,032	¥27,840,274	¥19,808,647	¥11,183,569	¥13,404,514	¥33,048,539

(*1)	The amounts above are stated at the carrying amount.
(*2)	Securities include securitized products included in “Monetary claims bought.”
(*3)

Loans do not include those amounts whose repayment schedules cannot be determined including those due from “bankrupt” borrowers, “virtually bankrupt” borrowers and “likely to become bankrupt” borrowers amounting to ¥645,459 million.

	(in millions of yen)
	March 31, 2020
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Securities (*1) (*2):	¥14,227,472	¥9,712,296	¥5,829,517	¥4,271,326	¥7,582,477	¥18,079,624
Held-to-maturity securities:	24,013	101,069	1,101,860	165,616	425,877	2,347,344
Japanese government bonds	—	—	1,100,574	—	—	—
Municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Foreign bonds	1,096	77,612	1,286	70,978	174,685	709,177
Other	22,916	23,457	—	94,638	251,191	1,638,166
Available-for-sale securities with contractual maturities:	14,203,459	9,611,227	4,727,656	4,105,709	7,156,600	15,732,280
Japanese government bonds	10,396,682	5,942,666	545,408	—	1,156,573	2,601,718
Municipal bonds	11,351	236,570	526,780	893,535	1,284,581	—
Corporate bonds	211,123	641,295	704,149	454,333	438,036	1,428,299
Foreign bonds	3,220,635	1,813,236	2,448,421	2,612,165	4,007,484	10,400,519
Other	363,666	977,458	502,898	145,674	269,924	1,301,743
Loans (*1) (*3)	45,507,573	18,418,410	15,258,985	6,943,282	5,817,637	16,462,865

Total	¥59,735,046	¥28,130,707	¥21,088,502	¥11,214,609	¥13,400,114	¥34,542,490

(*1)	The amounts above are stated at the carrying amount.
(*2)	Securities include securitized products included in “Monetary claims bought.”
(*3)

Loans do not include those amounts whose repayment schedules cannot be determined including those due from “bankrupt” borrowers, “virtually bankrupt” borrowers and “likely to become bankrupt” borrowers amounting to ¥705,856 million.

(Note 5)	Maturity analysis for “Time deposits,” “Negotiable certificates of deposit” and other interest-bearing liabilities

	(in millions of yen)
	March 31, 2019
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Time deposits and negotiable certificates of deposit (*1)	¥51,455,999	¥8,673,982	¥1,083,491	¥96,025	¥92,526	¥4,001
Borrowed money (*1) (*2) (*3)	3,655,399	10,397,610	1,103,090	347,737	272,287	492,045
Bonds (*1) (*2)	1,177,267	2,897,414	2,154,119	1,046,905	2,333,270	2,570,703

Total	¥56,288,665	¥21,969,007	¥4,340,701	¥1,490,668	¥2,698,084	¥3,066,749

(*1)	The amounts above are stated at the carrying amount. Interest-bearing liabilities whose outstanding balances are expected to be redeemed within one year are omitted.
(*2)	“Borrowed money” and “Bonds” whose maturities are not defined are recorded under “Due after ten years.”
(*3)	There was no outstanding balance of rediscounted bills as of March 31, 2019.

	(in millions of yen)
	March 31, 2020
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Time deposits and negotiable certificates of deposit (*1)	¥50,237,317	¥7,340,540	¥1,080,809	¥94,039	¥89,139	¥3,923
Borrowed money (*1) (*2)	19,688,725	2,749,674	1,330,851	297,866	210,008	374,449
Bonds (*1) (*2)	1,390,222	3,448,713	2,028,134	1,269,435	2,403,651	2,924,314

Total	¥71,316,264	¥13,538,928	¥4,439,795	¥1,661,341	¥2,702,798	¥3,302,687

(*1)	The amounts above are stated at the carrying amount. Interest-bearing liabilities whose outstanding balances are expected to be redeemed within one year are omitted.
(*2)	“Borrowed money” and “Bonds” whose maturities are not defined are recorded under “Due after ten years.”

10.	Securities

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include trading account securities, securities related to trading transactions and short-term corporate bonds classified as “Trading assets,” negotiable certificates of deposit in “Cash and due from banks,” securitized products in ”Monetary claims bought” and others.

I.	Trading securities

	(in millions of yen)
	For the fiscal year ended March 31,
	2019	2020
Net unrealized gains (losses) recorded on the consolidated statement of income	¥(8,314)	¥92,251

II.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2019
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,100,701	¥1,142,320	¥41,618
Government bonds	1,100,701	1,142,320	41,618
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	847,676	852,422	4,746
Foreign bonds	392,592	395,923	3,330
Other	455,083	456,499	1,415

Subtotal	¥1,948,377	¥1,994,742	¥46,365

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	2,499,789	2,464,472	(35,317)
Foreign bonds	820,955	797,484	(23,471)
Other	1,678,834	1,666,987	(11,846)

Subtotal	¥2,499,789	¥2,464,472	¥(35,317)

Total	¥4,448,167	¥4,459,215	¥11,047

	(in millions of yen)
	March 31, 2020
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,100,574	¥1,130,430	¥29,855
Government bonds	1,100,574	1,130,430	29,855
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	804,872	818,864	13,991
Foreign bonds	699,138	712,853	13,715
Other	105,733	106,010	276

Subtotal	¥1,905,446	¥1,949,294	¥43,847

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	2,260,334	2,228,600	(31,734)
Foreign bonds	335,697	331,678	(4,018)
Other	1,924,637	1,896,921	(27,715)

Subtotal	¥2,260,334	¥2,228,600	¥(31,734)

Total	¥4,165,781	¥4,177,894	¥12,113

III.	Available-for-sale securities

	(in millions of yen)
	March 31, 2019
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥4,722,446	¥1,895,377	¥2,827,068
Domestic bonds	22,822,098	22,463,006	359,092
Government bonds	17,471,174	17,191,370	279,803
Municipal bonds	2,207,913	2,185,320	22,593
Corporate bonds	3,143,010	3,086,315	56,695
Other securities	17,444,398	16,990,459	453,939
Foreign equity securities	104,061	51,462	52,598
Foreign bonds	14,461,138	14,175,824	285,313
Other	2,879,199	2,763,171	116,027

Subtotal	¥44,988,943	¥41,348,843	¥3,640,100

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥230,946	¥293,653	¥(62,706)
Domestic bonds	4,439,107	4,440,707	(1,600)
Government bonds	4,071,160	4,071,994	(833)
Municipal bonds	18,651	18,656	(4)
Corporate bonds	349,294	350,057	(762)
Other securities	10,919,656	11,159,758	(240,101)
Foreign equity securities	10,817	10,829	(11)
Foreign bonds	7,071,776	7,183,441	(111,665)
Other	3,837,062	3,965,486	(128,424)

Subtotal	¥15,589,710	¥15,894,119	¥(304,408)

Total	¥60,578,654	¥57,242,962	¥3,335,691

(Note)	The total difference amount shown in the table above includes ¥101,289 million revaluation gains on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	March 31, 2020
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥3,836,050	¥1,613,719	¥2,222,330
Domestic bonds	14,149,849	13,943,337	206,512
Government bonds	9,531,967	9,379,770	152,196
Municipal bonds	1,983,720	1,967,441	16,279
Corporate bonds	2,634,162	2,596,125	38,036
Other securities	22,853,791	21,920,975	932,815
Foreign equity securities	59,909	47,218	12,690
Foreign bonds	20,773,779	19,974,822	798,956
Other	2,020,101	1,898,933	121,168

Subtotal	¥40,839,691	¥37,478,032	¥3,361,658

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥305,304	¥387,653	¥(82,349)
Domestic bonds	13,323,256	13,358,391	(35,134)
Government bonds	11,111,080	11,139,365	(28,284)
Municipal bonds	969,099	971,302	(2,202)
Corporate bonds	1,243,076	1,247,723	(4,647)
Other securities	7,682,936	8,038,480	(355,543)
Foreign equity securities	19,611	19,630	(19)
Foreign bonds	3,728,683	3,789,495	(60,811)
Other	3,934,641	4,229,354	(294,712)

Subtotal	¥21,311,498	¥21,784,525	¥(473,026)

Total	¥62,151,189	¥59,262,558	¥2,888,631

(Note)	The total difference amount shown in the table above includes ¥24,151 million revaluation gains on securities by application of the fair value hedge accounting method.

IV.	Available-for-sale securities sold

	(in millions of yen)
	For the fiscal year ended March 31, 2019
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	¥298,209	¥150,829	¥4,105
Domestic bonds	17,423,162	42,316	10,820
Government bonds	17,311,372	42,164	10,723
Municipal bonds	33,131	1	76
Corporate bonds	78,659	149	21
Other securities	15,591,097	140,197	150,496
Foreign equity securities	103,201	27,857	45,437
Foreign bonds	14,047,126	86,383	86,166
Other	1,440,769	25,956	18,893

Total	¥33,312,469	¥333,343	¥165,423

	(in millions of yen)
	For the fiscal year ended March 31, 2020
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	¥300,549	¥140,259	¥14,946
Domestic bonds	26,003,540	126,623	44,547
Government bonds	25,871,183	126,530	44,398
Municipal bonds	33,719	26	45
Corporate bonds	98,638	66	103
Other securities	36,729,642	563,595	174,097
Foreign equity securities	11,171	1,984	193
Foreign bonds	34,150,967	532,849	105,043
Other	2,567,503	28,761	68,859

Total	¥63,033,732	¥830,478	¥233,590

V.	Securities reclassified due to change of purpose in holding such securities

As of March 31, 2019

An overseas subsidiary whose fiscal year end is December 31 reclassified its securitized products of ¥213,512 million at fair value which had been previously classified as “Available-for-sale securities” to “Debt securities being held to maturity” during the fiscal year ended March 31, 2019 in accordance with Accounting Standards Codification (ASC) 320 Investments — Debt Securities” released by the FASB. This change was made because management of the subsidiary considered it to be more appropriate to classify these securities as “Debt securities being held to maturity” as it has the ability and intent to hold them to maturity.

Securities reclassified from available-for-sale securities to debt securities being held to maturity

	(in millions of yen)
	March 31, 2019
	Fair value	Amount on consolidated balance sheet	Net unrealized gains (losses) on available-for-sale securities on consolidated balance sheet
Foreign bonds	¥193,888	¥193,306	¥(6,043)

The securities of PT Bank Danamon Indonesia, Tbk. which had been previously held as “Available-for-sale securities” was reclassified to “Investment in affiliates” (amount on the consolidated balance sheet was ¥263,021 million) because PT Bank Danamon Indonesia, Tbk. was newly included in the scope of application of the equity method due to additional share acquisition during the fiscal year ended March 31, 2019.

As of March 31, 2020

An overseas subsidiary whose fiscal year end is December 31 reclassified its securitized products of ¥18,606 million which had been previously classified as “Debt securities being held to maturity” to “Available-for-sale securities” during the fiscal year ended March 31, 2020 in accordance with (ASC) 320 “Investments — Debt Securities” released by the FASB. This change was made as a result of application of the transition election of the updated (ASC) 815 “Derivatives and hedging.”

VI.	Securities with impairment losses

Securities other than those held for trading purposes and investment in affiliates (excluding certain equity securities with no quoted market price available and investments in partnerships and others) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period (referred to as “impairment losses”).

Impairment losses on such securities for the fiscal year ended March 31, 2019 were ¥10,755 million consisting of ¥9,549 million on equity securities and ¥1,205 million on bonds and other securities.

Impairment losses on such securities for the fiscal year ended March 31, 2020 were ¥57,525 million consisting of ¥57,267 million on equity securities and ¥258 million on bonds and other securities.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than acquisition cost.

Issuers requiring close watch:

The fair value has declined 30% or more from acquisition cost.

Normal issuers:

The fair value has declined 50% or more from acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries.

“Normal issuers” means issuers other than those who are classified in the four categories of issuers mentioned above.

11.	Money Held in Trust

I.	Money held in trust for trading purpose

	(in millions of yen)
	March 31, 2019
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income
Money held in trust for trading purpose	¥41,715	¥46

	(in millions of yen)
	March 31, 2020
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income
Money held in trust for trading purpose	¥64,111	¥10,470

II.	Money held in trust being held to maturity

	(in millions of yen)
	March 31, 2019
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥47,167	¥48,158	¥990	¥990	¥—

	(in millions of yen)
	March 31, 2020
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,119	¥42,786	¥667	¥667	¥—

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of “Difference (b) - (a)”.

III.	Money held in trust not for trading purpose or being held to maturity

	(in millions of yen)
	March 31, 2019
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	¥824,079	¥821,739	¥2,340	¥2,340	¥—

	(in millions of yen)
	March 31, 2020
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	¥940,092	¥920,684	¥19,408	¥19,490	¥81

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of “Difference (a) - (b)”.

12.	Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities as of the dates indicated consisted of the following:

As of March 31, 2019

(in millions of yen)
Net unrealized gains (losses)	¥3,216,388
Available-for-sale securities	3,229,286
Money held in trust not for trading purpose or being held to maturity	2,340
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(15,237)
Deferred tax liabilities	(939,546)

Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	2,276,841

Non-controlling interests	(6,141)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	(21,469)

Total	¥2,249,231

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥101,289 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥437 million of unrealized losses on available-for-sale securities in investment limited partnerships and ¥4,677 million of unrealized losses as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies with no quoted market price.

As of March 31, 2020

(in millions of yen)
Net unrealized gains (losses)	¥2,864,689
Available-for-sale securities	2,856,613
Money held in trust not for trading purpose or being held to maturity	19,408
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(11,331)
Deferred tax liabilities	(810,206)

Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	2,054,483

Non-controlling interests	(5,699)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	17,578

Total	¥2,066,363

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥24,151 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥2,017 million of unrealized losses on available-for-sale securities in investment limited partnerships and ¥5,849 million of unrealized losses as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies with no quoted market price.

13.	Derivatives

I.	Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts and the fair values and related valuation gains (losses) as of the end of the specified fiscal year by transaction type were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2019
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Interest rate futures	Sold	¥4,051,827	¥3,178,978	¥(3,519)	¥(3,519)
	Bought	5,622,738	3,874,488	1,798	1,798
Interest rate options	Sold	14,471,085	3,485,940	(9,652)	(3,305)
	Bought	10,771,239	2,008,153	12,787	2,998

Over-the-counter (“OTC”) transactions:

Forward rate agreements	Sold	46,800,701	1,447,871	(128)	(128)
	Bought	46,493,223	2,589,802	350	350
Interest rate swaps	Receivable fixed rate/ Payable floating rate	495,128,761	396,606,057	8,712,768	8,712,768
	Receivable floating rate/ Payable fixed rate	489,485,468	396,607,853	(8,431,277)	(8,431,277)
	Receivable floating rate/ Payable floating rate	107,539,404	86,920,919	20,316	20,316
	Receivable fixed rate/ Payable fixed rate	939,000	888,201	13,571	13,571
Interest rate swaptions	Sold	26,084,358	17,676,395	(457,992)	311,031
	Bought	22,244,823	14,850,075	337,414	(243,187)
Other	Sold	3,175,996	2,855,871	(37,074)	(2,674)
	Bought	3,996,218	3,582,513	46,836	(622)

Total		—	—	¥206,198	¥378,120

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2020
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Interest rate futures	Sold	¥4,651,773	¥2,822,450	¥109	¥109
	Bought	8,506,132	601,427	24,657	24,657
Interest rate options	Sold	14,164,717	110,285	(68,691)	(57,447)
	Bought	9,221,550	261,673	7,685	207

OTC transactions:

Forward rate agreements	Sold	75,604,766	3,595,823	562	562
	Bought	75,469,023	4,795,545	(1,216)	(1,216)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	528,401,335	424,542,648	9,412,570	9,412,570
	Receivable floating rate/ Payable fixed rate	528,523,549	422,201,385	(8,557,900)	(8,557,900)
	Receivable floating rate/ Payable floating rate	109,473,963	89,351,910	32,383	32,383
	Receivable fixed rate/ Payable fixed rate	1,083,105	1,009,764	14,167	14,167
Interest rate swaptions	Sold	27,415,750	15,425,266	(398,638)	(124,880)
	Bought	26,050,121	13,583,799	314,202	124,343
Other	Sold	4,102,246	3,408,205	(32,625)	1,081
	Bought	4,623,839	3,774,356	43,708	(962)

Total		—	—	¥790,973	¥867,675

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(2)	Currency-related derivatives

		(in millions of yen)
		March 31, 2019
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:
Currency futures	Sold	¥112,493	¥—	¥163	¥163
	Bought	504,931	152,173	(1,117)	(1,117)

OTC transactions:
Currency swaps		62,280,850	49,974,785	200,422	200,422
Forward contracts on foreign exchange		125,082,797	7,724,593	52,213	52,213
Currency options	Sold	10,827,676	3,574,222	(8,906)	115,187
	Bought	9,735,615	2,955,812	21,979	(89,705)

Total		—	—	¥264,755	¥277,164

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2020
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Currency futures	Sold	¥139,153	¥749	¥329	¥329
	Bought	331,998	66,653	(2,151)	(2,151)

OTC transactions:

Currency swaps		60,913,145	47,162,021	(94,008)	(94,008)
Forward contracts on foreign exchange		132,601,713	7,837,251	119,987	119,987
Currency options	Sold	10,312,699	3,254,772	(77,381)	40,234
	Bought	9,183,680	2,731,967	74,772	(31,390)

Total		—	—	¥21,546	¥32,999

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(3)	Equity-related derivatives

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:

Stock index futures	Sold	¥479,540	¥14,365	¥(78)	¥(78)
	Bought	176,022	20,110	4,057	4,057
Stock index options	Sold	1,153,230	516,981	(82,321)	19,162
	Bought	851,792	290,695	41,994	(11,017)

OTC transactions:

OTC securities option transactions	Sold	439,636	204,181	(66,220)	(34,925)
	Bought	653,362	515,405	77,642	64,341
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	267,256	198,720	(15,510)	(15,510)
	Receivable interest rate/ Payable index volatility	1,241,209	486,978	92,622	92,622
Forward transactions in OTC securities indexes	Sold	695	—	2	2
	Bought	18,498	—	(106)	(106)

Total		—	—	¥52,082	¥118,547

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:

Stock index futures	Sold	¥491,445	¥23,303	¥(2,662)	¥(2,662)
	Bought	793,400	25,989	29,717	29,717
Stock index options	Sold	1,271,970	493,448	(97,556)	(10,511)
	Bought	887,241	304,209	67,871	12,501

OTC transactions:

OTC securities option transactions	Sold	377,029	135,085	(60,235)	(39,518)
	Bought	590,605	447,542	60,066	52,361
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	367,403	156,990	(20,219)	(20,219)
	Receivable interest rate/ Payable index volatility	2,404,304	483,343	120,761	120,761
Forward transactions in OTC securities indexes	Sold	1,119	—	20	20
	Bought	42,997	4,154	(9,012)	(9,012)

Total		—	—	¥88,751	¥133,439

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(4)	Bond-related derivatives

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:

Bond futures	Sold	¥652,810	¥—	¥(7,102)	¥(7,102)
	Bought	696,561	—	2,383	2,383
Bond futures options	Sold	1,535,632	—	(3,716)	(1,193)
	Bought	2,259,130	—	5,105	(1,742)

OTC transactions:

Bond OTC options	Sold	108,541	—	(645)	(382)
	Bought	108,541	—	98	(194)
Bond forward contracts	Sold	672,363	—	(6,658)	(6,658)
	Bought	292,732	—	1,666	1,666
Bond OTC swaps	Receivable fixed rate / Payable variable rate	7,400	7,400	1,523	1,523
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	388,250	388,250	2,945	2,945
	Receivable fixed rate/ Payable fixed rate	12,500	12,500	2,168	2,168
Total return swaps	Sold	77,693	—	620	620
	Bought	159,301	144,747	2,844	2,844

Total		—	—	¥1,232	¥(3,120)

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		March 31, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:

Bond futures	Sold	¥1,460,829	¥—	¥(19,125)	¥(19,125)
	Bought	995,142	—	20,969	20,969
Bond futures options	Sold	936,005	—	(13,380)	(9,442)
	Bought	743,817	—	10,336	5,033

OTC transactions:

Bond OTC options	Sold	217,595	—	(1,209)	274
	Bought	217,595	—	1,062	(441)
Bond forward contracts	Sold	1,747,801	—	(15,388)	(15,388)
	Bought	1,493,983	—	18,680	18,680
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	—	—	—	—
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	350,472	350,472	(7,962)	(7,962)
	Receivable fixed rate/ Payable fixed rate	6,700	6,700	955	955
Total return swaps	Sold	—	—	—	—
	Bought	122,814	122,814	6,838	6,838

Total		—	—	¥1,776	¥390

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

(5)	Commodity-related derivatives

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:

Commodity swaps	Receivable index volatility/ Payable interest rate	¥72,975	¥62,904	¥(25,658)	¥(25,658)
	Receivable interest rate/ Payable index volatility	75,547	63,133	26,366	26,366

Commodity options	Sold	4,970	580	(306)	(259)
	Bought	4,870	480	232	192

Total		—	—	¥633	¥640

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to oil and other commodities.

		(in millions of yen)
		March 31, 2020
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:

Commodity swaps	Receivable index volatility/ Payable interest rate	¥58,963	¥58,940	¥(26,337)	¥(26,337)
	Receivable interest rate/ Payable index volatility	58,963	58,940	26,337	26,337

Commodity options	Sold	573	338	(78)	(32)
	Bought	474	238	12	(26)

Total		—	—	¥(65)	¥(59)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to oil and other commodities.

(6)	Credit-related derivatives

		(in millions of yen)
		March 31, 2019
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Credit default options	Sold	¥3,130,886	¥2,633,567	¥39,367	¥39,367
	Bought	3,673,733	3,211,469	(16,979)	(16,979)

Total		—	—	¥22,387	¥22,387

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		(in millions of yen)
		March 31, 2020
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Credit default options	Sold	¥3,931,729	¥3,483,417	¥68,879	¥68,879
	Bought	4,659,968	4,110,183	(50,556)	(50,556)

Total		—	—	¥18,322	¥18,322

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

(7)	Other derivatives

		(in millions of yen)
		March 31, 2019
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Earthquake derivatives	Sold	¥28,000	¥17,000	¥(604)	¥784
	Bought	28,353	17,000	958	(837)
Other	Sold	—	—	—	—
	Bought	5,241	5,241	672	672

Total		—	—	¥1,027	¥619

(Note)
The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
		(in millions of yen)
		March 31, 2020
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
OTC transactions:

Earthquake derivatives	Sold	¥28,000	¥21,000	¥(405)	¥600
	Bought	28,637	11,319	1,037	(778)
Other	Sold	—	—	—	—
	Bought	5,139	5,139	71	71

Total		—	—	¥704	¥(106)

(Note)
The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

II.	Derivatives to which hedge accounting is applied

With respect to derivatives to which hedge accounting is applied, their contract amounts or notional principal amounts and the fair values as of the end of the specified fiscal year by transaction type and hedge accounting method were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

			(in millions of yen)
			March 31, 2019
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Interest rate swaps:	Interest earning financial assets or interest bearing financial liabilities such as loans, deposits and other transactions
	Receivable fixed rate/ Payable floating rate		¥14,455,218	¥13,633,875	¥206,640
	Receivable floating rate/ Payable fixed rate		4,083,215	3,627,598	(11,955)
	Interest rate futures		2,164,164	2,164,164	(9,574)
	Other		55,500	55,500	362

Fair value hedge accounting	Interest rate swaps: Receivable floating rate/ Payable fixed rate	Available-for-sale securities (debt securities)	55,625	55,625	(2)

Special treatment for interest rate swaps	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate Receivable floating rate/ Payable fixed rate	Interest earning financial assets or interest bearing financial liabilities such as loans, borrowings, bonds and other transactions	90,536	90,536	Notes 2
			40,809	16,159

Total			—	—	¥185,470

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 24 “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry.”

2.

The fair values of interest rate swaps accounted for in accordance with the special hedge accounting treatment for interest rate swaps are measured together with the loans, borrowings, bonds and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

			(in millions of yen)
			March 31, 2020
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Interest earning financial assets or interest bearing financial liabilities such as loans, deposits and other transactions	¥15,843,194	¥13,044,640	¥97,307
	Receivable floating rate/ Payable fixed rate		4,439,757	3,678,578	(18,893)

Fair value hedge accounting	Interest rate swaps: Receivable floating rate/ Payable fixed rate	Available-for-sale securities (debt securities)	126,029	120,607	(129)

Special treatment for interest rate swaps	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate Receivable floating rate/ Payable fixed rate	Interest earning financial assets or interest bearing financial liabilities such as loans, borrowings, bonds and other transactions	88,832	70,000	Notes 2
			19,156	13,686

Total			—	—	¥78,284

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 24 “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry.”

2.

The fair values of interest rate swaps accounted for in accordance with the special hedge accounting treatment for interest rate swaps are measured together with the loans, borrowings, bonds and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

(2)	Currency-related derivatives

			(in millions of yen)
			March 31, 2019
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Currency swaps	Loans, securities, deposits and others denominated in foreign currencies	¥20,004,753	¥9,920,237	¥(111,960)

	Foreign currency forward contracts	Securities denominated in foreign currencies, equity in investments in foreign subsidiaries	29,202	—	(259)

Allocation method	Currency swaps	Loans, borrowings and others denominated in foreign currencies	67,310	30,357	Notes 2

Total			—	—	¥(112,219)

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 25, “Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry.”

2.

The fair values of currency swaps accounted for in accordance with the allocation method of hedge accounting treatment are measured together with the loans, borrowings and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

			(in millions of yen)
			March 31, 2020
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Currency swaps	Loans, securities, deposits and others denominated in foreign currencies	¥15,752,848	¥8,354,616	¥58,901
	Foreign currency forward contracts	Securities denominated in foreign currencies, equity in investments in foreign subsidiaries	24,340	—	15
Allocation method	Currency swaps	Loans, borrowings and others denominated in foreign currencies	24,471	16,137	Notes 2

Total			—	—	¥58,916

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 25, “Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry.”

2.

The fair values of currency swaps accounted for in accordance with the allocation method of hedge accounting treatment are measured together with the loans, borrowings and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

(3)	Equity-related derivatives

			(in millions of yen)
			March 31, 2019
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Fair value hedge accounting	Total return swaps	Available-for-sale securities (equity securities)	¥395,156	¥384,230	¥709

	Equity forward transactions	Available-for-sale securities (equity securities)	1,706	206	314

Total			—	—	¥1,024

			(in millions of yen)
			March 31, 2020
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Fair value hedge accounting	Total return swaps	Available-for-sale securities (equity securities)	¥348,118	¥348,118	¥(12,627)

	Equity forward transactions	Available-for-sale securities (equity securities)	1,429	—	818

Total			—	—	¥(11,808)

(4) Bond-related derivatives

			(in millions of yen)
			March 31, 2019
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	OTC bond options	Available-for-sale securities (debt securities)	¥261,477	¥—	¥(279)

	Total return swaps	Available-for-sale securities (debt securities)	11,101	11,101	(127)

Total			—	—	¥(407)

As of March 31, 2020, the balance of bond-related derivatives subject to hedge accounting was nil.

14.	Liability For Retirement Benefits

I.	Outline of retirement benefit plans

Domestic consolidated subsidiaries have retirement benefit plans with defined benefits, such as defined benefit corporate pension plans, lump-sum severance payment plans, and defined contribution pension plans. In certain cases of severance of employees, additional severance benefits may be paid which are not included in retirement benefit obligations calculated actuarially pursuant to the applicable accounting standard for retirement benefits.

Certain overseas branches of domestic consolidated subsidiaries and certain overseas consolidated subsidiaries also have retirement benefit plans with defined benefits and defined contributions.

II.	Defined benefit plans

(1)	The changes in defined benefit obligation for the fiscal years ended March 31, 2019 and 2020 were as follows:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Balance at beginning of year	¥2,373,046	¥2,365,169
of which foreign exchange translation adjustments	10,669	7,617
Service cost	62,428	64,791
Interest cost	29,741	29,558
Actuarial gains (losses)	17,132	57,442
Benefits paid	(109,371)	(116,907)
Past service cost	65	3,837
Others	(255)	13,523
Balance at end of year	¥2,372,787	¥2,417,416

(Note)	Some overseas branches of the domestic consolidated subsidiaries and some consolidated subsidiaries have adopted the simplified method in calculating the projected benefit obligation.

(2)	The changes in plan assets for the fiscal years ended March 31, 2019 and 2020 were as follows:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Balance at beginning of year	¥3,187,198	¥3,128,057
of which foreign exchange translation adjustments	11,591	9,196
Expected return on plan assets	110,667	109,356
Actuarial gains (losses)	(120,421)	(136,551)
Contributions from the employer	48,345	31,740
Benefits paid	(89,188)	(90,607)
Others	652	1,080

Balance at end of year	¥3,137,254	¥3,043,075

(3)

A reconciliation between liability for retirement benefits and asset for retirement benefits recorded in the consolidated balance sheet and the balances of defined benefit obligation and plan assets was as follows:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Funded defined benefit obligation	¥2,318,718	¥2,335,331
Plan assets	(3,137,254)	(3,043,075)

	(818,535)	(707,743)
Unfunded defined benefit obligation	54,068	82,084

Net liability (asset) arising from defined benefit obligation	¥(764,467)	¥(625,659)

	(in millions of yen)
	March 31, 2019	March 31, 2020
Liability for retirement benefits	¥59,540	¥86,547
Asset for retirement benefits	(824,007)	(712,206)

Net liability (asset) arising from defined benefit obligation	¥(764,467)	¥(625,659)

(4)	The components of net periodic retirement benefit costs for the fiscal years ended March 31, 2019 and 2020 were as follows:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Service cost	¥62,428	¥64,791
Interest cost	29,741	29,558
Expected return on plan assets	(110,667)	(109,356)
Amortization of past service cost	(6,124)	(5,573)
Recognized actuarial losses	36,448	(20,393)
Others (additional temporary severance benefits, etc.)	9,540	14,327

Net periodic retirement benefit costs	¥21,367	¥(26,645)

(Note)	Retirement benefit costs of some overseas branches of domestic consolidated subsidiaries and some consolidated subsidiaries which have adopted the simplified method are included in “Service cost.”

(5)	Amounts recognized in other comprehensive income (before income tax effect) in respect of defined retirement benefit plans as of March 31, 2019 and 2020 were as follows:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Past service cost	¥(6,526)	¥(9,618)
Actuarial gains (losses)	(99,376)	(212,851)

Total	¥(105,902)	¥ (222,469)

(6)	Amounts recognized in accumulated other comprehensive income (before income tax effect) in respect of defined retirement benefit plans as of March 31, 2019 and 2020 were as follows:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Unrecognized past service cost	¥17,686	¥8,067
Unrecognized actuarial gains (losses)	(19,347)	(232,198)

Total	¥(1,661)	¥(224,131)

(7)	Plan assets

(a)	Components of plan assets

Plan assets consisted of the following:

	2019	2020
Domestic equity investments	31.75%	28.49%
Domestic debt investments	15.20	15.52
Foreign equity investments	19.76	21.83
Foreign debt investments	17.20	18.18
General accounts of life insurance	7.40	7.48
Others	8.69	8.50

Total	100.00	100.00

(Note)

Total plan assets include retirement benefit trusts, which were set up for corporate pension plans, accounting for 24.36% and 23.25% as of March 31, 2019 and 2020, respectively.

(b)	Method of determining the expected rate of return on plan assets

The expected rate of return on plan assets is determined considering the allocation of the plan assets which are expected currently and in the future and the long-term rates of return which are expected currently and in the future on the various components of the plan assets.

(8)	Actuarial assumptions used for the fiscal years ended March 31, 2019 and 2020 were as follows:

	2019	2020
Discount rate:
Domestic	0.00%-0.67%	0.00%-0.67%
Overseas	1.73%-11.00%	1.50%-8.70%
Expected salary increase rate:
Domestic	0.86%-7.50%	0.86%-7.50%
Overseas	2.25%-9.00%	2.50%-9.50%
Expected rate of return on plan assets:
Domestic	0.05%-4.20%	1.40%-4.10%
Overseas	1.75%-8.95%	1.50%-8.50%

15.	Stock Options

I.	Amount of, and income statement line-item for, expenses relating to stock options

	(in millions of yen)
	For the fiscal year ended March 31,
	2019	2020
General and administrative expenses	¥8,533	¥9,736

II.	Outline of, and changes in, stock options

(1)	Outline of stock options:

	2010 Stock Options	2011 Stock Options	2012 Stock Options	2013 Stock Options
Number of grantees by category	Directors of MUFG 16 Corporate auditors of MUFG 5 Executive officers of MUFG 44 Directors, corporate auditors, and executive officers of subsidiaries 191	Directors of MUFG 16 Corporate auditors of MUFG 5 Executive officers of MUFG 43 Directors, corporate auditors, and executive officers of subsidiaries 189	Directors of MUFG 17 Corporate auditors of MUFG 5 Executive officers of MUFG 45 Directors, corporate auditors, executive officers, and senior fellows of subsidiaries 194	Directors (excluding outside directors) of MUFG 12 Executive officers of MUFG 41 Directors (excluding outside directors), executive officers, and senior fellows of subsidiaries 164

Type and number of shares granted	Common stock: 7,911,800 shares	Common stock: 8,323,100 shares	Common stock: 8,373,600 shares	Common stock: 2,951,500 shares

Date of grant	Jul. 16, 2010	Jul. 20, 2011	Jul. 18, 2012	Jul. 17, 2013

Vesting conditions	Retirement	Retirement	Retirement	Retirement

Eligible service period	Jun. 29, 2010 to Jun. 29, 2011	Jun. 29, 2011 to Jun. 28, 2012	Jun. 28, 2012 to Jun. 27, 2013	Jun. 27, 2013 to Jun. 27, 2014

Exercise period	Jul. 16, 2010 to Jul. 15, 2040	Jul. 20, 2011 to Jul. 19, 2041	Jul. 18, 2012 to Jul. 17, 2042	Jul. 17, 2013 to Jul. 16, 2043

	2014 Stock Options	2015 Stock Options
Number of grantees by category	Directors (excluding outside directors) of MUFG 10 Executive officers of MUFG 46 Directors (excluding outside directors), executive officers, and senior fellows of subsidiaries 169

Directors (excluding

outside directors)

concurrently serving

as corporate executives

of MUFG 8

Corporate executives

of MUFG 9

Executive officers

of MUFG 52

Directors (excluding

outside directors),

executive officers,

and senior fellows

of subsidiaries 177

Type and number of shares granted	Common stock: 3,019,400 shares	Common stock: 2,058,600 shares
Date of grant	Jul. 15, 2014	Jul. 14, 2015
Vesting conditions	Retirement	Retirement
Eligible service period	Jun. 27, 2014 to Jun. 25, 2015	Jun. 25, 2015 to Jun. 29, 2016
Exercise period	Jul. 15, 2014 to Jul. 14, 2044	Jul. 14, 2015 to Jul. 13, 2045

(2)	Stock options granted and changes:

(a)	Number of stock options (in shares)

	2010 Stock Options	2011 Stock Options	2012 Stock Options	2013 Stock Options
Unvested stock options:
Beginning of fiscal year	143,600	86,800	165,400	27,900
Granted	—	—	—	—
Forfeited or expired	—	—	—	—
Vested	71,800	43,400	119,000	22,600
Unvested	71,800	43,400	46,400	5,300
Vested stock options:
Beginning of fiscal year	—	—	—	—
Vested	71,800	43,400	119,000	22,600
Exercised	—	—	—	—
Forfeited or expired	71,800	43,400	119,000	22,600
Unexercised	—	—	—	—

	2014 Stock Options	2015 Stock Options
Unvested stock options:
Beginning of fiscal year	50,500	11,100
Granted	—	—
Forfeited or expired	—	—
Vested	50,500	11,100
Unvested	—	—
Vested stock options:
Beginning of fiscal year	—	—
Vested	50,500	11,100
Exercised	—	—
Forfeited or expired	50,500	11,100
Unexercised	—	—

(Note)

“Forfeited or expired” includes the stock options converted to the rights to receive shares as a result of the transition from the stock option plans to the stock compensation plan using a BIP trust structure.

(b)	Price information (in Japanese yen per share)

	2010 Stock Options	2011 Stock Options	2012 Stock Options	2013 Stock Options
Exercise price	¥1	¥1	¥1	¥1
Average share price at time of exercise	—	—	—	—
Fair value on grant date	366	337	331	611

	2014 Stock Options	2015 Stock Options
Exercise price	¥1	¥1
Average share price at time of exercise	—	—
Fair value on grant date	539	802

(3)	Estimation method for the number of vested stock options

Since it is impracticable to reasonably estimate the numbers of forfeitures and expirations, only historical numbers of forfeitures and expirations are reflected.

16.	Income Taxes

I.	The tax effects of significant temporary differences which resulted in “Deferred tax assets and liabilities” as of March 31, 2019 and 2020 were as follows:

	(in millions of yen)
	2019	2020
Deferred tax assets:
Excess over deductible limits on provision for allowance for credit losses and write-offs of loans	¥266,598	¥278,146
Revaluation losses on securities	97,464	107,377
Unrealized losses on available-for-sale securities	42,093	24,990
Liability for retirement benefits	97,256	162,399
Reserve for contingent losses	77,617	62,667
Depreciation and impairment losses	105,103	101,224
Tax loss carryforwards	273,919	150,786
Other	360,218	465,988

Subtotal	1,320,272	1,353,582
Less valuation allowance (Note)	(479,193)	(377,220)

Total	¥841,078	¥976,361

Deferred tax liabilities:
Unrealized gains on available-for-sale securities	¥(948,982)	¥(810,348)
Revaluation gains on securities at merger	(62,355)	(57,533)
Unrealized gains on lease transactions	(68,736)	(56,341)
Deferred gains on derivatives under hedge accounting	(80,591)	(141,661)
Gains on establishment of retirement benefit trusts	(46,034)	(46,007)
Retained earnings of subsidiaries and affiliates	(148,398)	(184,824)
Accrued dividend income	(5,438)	(4,998)
Other	(205,507)	(301,239)

Total	¥(1,566,045)	¥(1,602,955)

Net deferred tax assets (liabilities)	¥(724,967)	¥(626,594)

(Note)

Valuation allowance decreased by ¥101,973 million. This was mainly because the valuation allowance for tax loss carryforwards was reduced primarily due to exclusion of a subsidiary of MUFG’s consolidated domestic consumer finance subsidiary from the scope of consolidation as a result of sale of shares in such subsidiary.

II.

The reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal year ended March 31, 2019 and 2020 was as follows:

	2019	2020
Normal effective statutory tax rate	30.62%	30.62%
Elimination of dividends received from subsidiaries and affiliates	13.90	17.62
Permanent non-taxable differences (e.g., non-taxable dividend income)	(26.50)	(21.40)
Change in valuation allowances	7.30	(13.97)
Equity in gains of the equity method investees	(7.60)	(10.23)
Tax rate difference of overseas subsidiaries	(3.69)	(4.70)
Retained earnings of subsidiaries and affiliates	1.97	4.30
Expiration of tax loss carryforwards	1.75	4.90
Amortization of goodwill	0.46	13.75
Other	(1.13)	5.74

Actual effective tax rate	17.08%	26.63%

(a)	Changes in presentation

“Expiration of tax loss carryforwards” and “Amortization of goodwill” which were included in “Other” as of March 31, 2019 are reported as separate line-items as of March 31, 2020 due to their increased significance. In order to apply these changes in presentation, the information in this Note 16 as of March 31, 2019 has been reclassified.

As a result, the percentage which was presented as “Other” as of March 31, 2019 equal to 1.08% has been reclassified into “Expiration of tax loss carryforwards” of 1.75%, “Amortization of goodwill” of 0.46%, and “Other” of (1.13)%.

17.	Business Combinations

Business combination through acquisition

(PT Bank Danamon Indonesia, Tbk. became a consolidated subsidiary through an additional share acquisition)

On April 29, 2019, MUFG Bank, Ltd. (“the Bank”), a consolidated subsidiary of MUFG, acquired an additional equity interest in PT Bank Danamon Indonesia, Tbk. (“Danamon”), an equity method affiliate of MUFG and the Bank. As a result, the Bank’s voting rights in Danamon exceeded 50%, and Danamon became a consolidated subsidiary of MUFG and the Bank.

On May 1, 2019, Danamon and PT Bank Nusantara Parahyangan, Tbk. (“BNP”), a consolidated subsidiary of MUFG and the Bank, completed an absorption-type merger, in which Danamon was the surviving bank and BNP was the absorbed bank.

I.	Overview of the business combination
(1)	Name and business description of the acquired company
Name of the acquired company PT Bank Danamon Indonesia, Tbk.
Business description Commercial banking

(2)	Main objectives of the business combination

The Bank intends to establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s burgeoning economy as well as local companies keen on expanding into the region. This investment is also expected to strategically allow the Bank to benefit from Danamon’s foothold in the developing local retail and small and medium enterprises (SME) segments to deepen its banking franchise in Indonesia.

(3)	Date of the business combination
April 29, 2019

(4)	Legal form of the business combination
Consolidation of the company as a subsidiary through the acquisition of additional shares

(5)	Company name after the business combination
No change

(6)	Ratio of the acquired voting rights in Danamon after the absorption-type merger

Ratio of the voting rights held immediately prior to the business combination	40.0%
Ratio of the additionally acquired voting rights	54.1%
Ratio of the voting rights after the acquisition	94.1%

II.	Period in which the acquired company’s operating results were reflected in the consolidated statements of income

The fiscal year end of Danamon is the end of December, which differs by three months from the consolidated balance sheet date of MUFG. The results of operations of Danamon for the period from April 29, 2019 to December 31, 2019 were included in the consolidated statements of income.

III.	Acquisition cost relating to the acquired company and components thereof

Consideration for the acquisition	Cash	¥664,578 million
Acquisition cost		¥664,578 million

IV.	Description and amount of major acquisition-related expenses
Direct expenses relating to the acquisition Advisory fees, etc. ¥2,748 million

V.	Difference between the recorded acquisition cost relating to the acquired company and the sum of the acquisition costs relating to the transactions executed in phases for the acquisition
Gains on step acquisitions ¥2,105 million

VI.	Amount of goodwill recorded, reason for goodwill recorded, amortization method and amortization period

(1)	Amount of goodwill recorded

¥218,342 million

(2)	Reason for goodwill recorded

The recorded goodwill reflected expected increases in profits from future business operations.

(3)	Amortization method and amortization period

As explained in “Notes to the Consolidated Statement of Income” (Refer for details), although the goodwill was intended to be amortized over 20 years using the straight-line method, MUFG recorded a one-time amortization in accordance with the provisions of Paragraph 32 of the JICPA Consolidation Guidelines.

VII.	Amounts of assets received and liabilities assumed on the date of the business combination and major components thereof

(1) Amount of assets	Total assets	¥1,698,833 million
	Of which, loans and bills discounted	¥948,933 million
(2) Amount of liabilities	Total liabilities	¥1,219,844 million
	Of which, deposits	¥861,690 million

In the allocation of the acquisition cost, the amount allocated to intangible fixed assets other than goodwill was ¥141,351 million, which mainly consisted of ¥79,552 million of relationships with agents (amortization period of 13 years) and ¥29,803 million of core ordinary deposits (amortization period of 9 years).

VIII.	Estimated amount of the impact of the business combination on the consolidated statements of income for the current fiscal year and the calculation method of such amount assuming that the business combination was completed on the beginning date of the current fiscal year

Ordinary income	¥48,173 million
Ordinary profits	¥4,296 million
Profits attributable to owners of parent	¥2,563 million

(Method used for calculating the estimated amount)

The estimated amount represents the impact of the business combination on ordinary income, ordinary profits and profits attributable to owners of parent, each calculated based on the assumption that the business combination was completed on the beginning date of the current fiscal year. The amount of amortization has also been calculated based on the assumption that the goodwill and intangible fixed assets recognized in connection with the business combination were recognized as of the beginning date of the current fiscal year. The estimated amount is unaudited.

(Acquisition of Aviation Finance Lending Division from DVB Bank)

On November 18, 2019, the Bank, a consolidated subsidiary of MUFG, completed its acquisition (the “Transaction”) from DVB Bank SE in Germany (“DVB”) of DVB’s aviation finance lending portfolio, employees and other parts of the operating infrastructure based on an agreement among DVB, the Bank and BOT Lease Co., Ltd., an equity method affiliate of both MUFG and the Bank.

I.	Overview of the business combination
(1)	Name of counterparty and business description

Name of counterparty	DVB Bank SE

Business description	Aviation financing

(2)	Main objectives of the business combination

The Transaction is intended to improve MUFG’s ability to offer solutions to MUFG’s clients by enhancing MUFG’s Global Corporate Investment Banking Business platform in terms of higher returns, portfolio diversification, broadening MUFG’s customer base and securing experienced professionals through the Transaction.

(3)	Date of the business combination

November 18, 2019

(4)	Legal form of the business combination

Acquisition of business

II.	Period in which the operating results of the acquired business were reflected in the consolidated statements of income

The operating results of the acquired business from November 18, 2019 to March 31, 2020 were included in the consolidated statements of income.

III.	Acquisition cost relating to the acquisition and components thereof

Consideration for the acquired business	Cash	¥555,249 million
Acquisition cost		¥555,249 million

The amount of acquisition cost relating to the acquisition shown above has been calculated on a preliminary basis since post-acquisition price adjustments are yet to be completed.

IV.	Description and amount of major acquisition-related expenses

Direct expenses relating to the acquisition	Advisory fees, etc.	¥2,199 million

The major acquisition-related expenses have not been determined, and the amount shown above has been calculated on a preliminary basis.

V.	Amount of goodwill recorded, reason for goodwill recorded, amortization method and amortization period
(1)	Amount of goodwill recorded

¥23,023 million

The amount of goodwill shown above has been calculated on a preliminary basis since post-acquisition price adjustments are yet to be completed.

(2)	Reason for goodwill recorded

The recorded goodwill reflected expected increases in profits from future business operations.

(3)	Amortization method and amortization period

Straight-line method over 20 years

VI.	Amounts of assets received and liabilities assumed on the date of the business combination and major components thereof

(1) Amount of assets	Total assets	¥522,797 million
	Of which, loans and bills discounted	¥515,932 million
	Of which, other assets	¥5,752 million
(2) Amount of liabilities	Total liabilities	¥138 million

VII.

Estimated amount of the impact of the business combination on the consolidated statement of income for the current fiscal year and the calculation method of such amount assuming that the business combination was completed on the beginning date of the current fiscal year

Ordinary income	¥4,201 million
Ordinary profits (losses)	¥(465) million
Profits (losses) attributable to owners of parent	¥(465) million

(Method used for calculating the estimated amount)

The estimated amount represents the impact of the business combination on ordinary income, ordinary profits (losses) and profits (losses) attributable to owners of parent, each calculated based on the assumption that the business combination was completed on the beginning date of the current fiscal year. The amount of amortization has also been calculated based on the assumption that the goodwill recognized in connection with the business combination was recognized as of the beginning date of the current fiscal year.The estimated amount is unaudited.

(Colonial First State Group Limited Subsidiaries became consolidated subsidiaries through a share acquisition)

On August 2, 2019, Mitsubishi UFJ Trust and Banking Corporation (“the Trust Bank”), a consolidated subsidiary of MUFG, acquired 100% of the shares in each of nine subsidiaries of Colonial First State Group Limited from Australian financial group Commonwealth Bank of Australia and its wholly-owned subsidiary Colonial First State Group Limited (the “Transaction”), and the nine subsidiaries became consolidated subsidiaries of MUFG and the Trust Bank.

On September 16, 2019, the nine subsidiaries and their subsidiaries rebranded themselves as First Sentier Investors (“FSI”) in Australia.

I.	Overview of the business combination

(1)	Names and business description of the acquired companies

Name of the acquired companies	Colonial First State Asset Management (Australia) Limited

Colonial First State Infrastructure Holdings Limited

Colonial First State Managed Infrastructure Limited

First State Investment Managers (Asia) Limited

First State Investments (UK Holdings) Limited

First State Investments (US) LLC

Realindex Investments Pty Limited

CFSGAM IP Holdings Pty Limited

CFSGAM Services Pty Ltd

Business description	Asset Management, etc.

(2)	Main objectives of the business combination

MUFG has stated in the current Medium-Term Business Plan for the three fiscal years beginning on April 1, 2018 that its Asset Management & Investor Services Business Group aims to become “the unparalleled industry leader in Japan as well as a global player boasting significant presence overseas”. To achieve this goal of becoming a major player in the global asset management market, MUFG has been pursuing growth through inorganic investments, while endeavoring to enhance its asset management capabilities and product competitiveness, with the Trust Bank being the core subsidiary in the Business Group.

FSI offers a wide range of products including equities, fixed income and alternatives, and has specialist capabilities in Asian and emerging equity markets, alternatives (property and infrastructure), as well as passive and other products.

Through the Transaction, MUFG expects to be able to meet various client needs by expanding its product lineup and enhancing its presence as one of the largest asset management firms in the Asia and Oceania region. MUFG aims to work together with FSI to continue delivering value to our current and future clients.

(3)	Date of the business combination

August 2, 2019

(4)	Legal form of the business combination

Consolidation of the companies as subsidiaries through the acquisition of their shares

(5)	Companies’ names after the business combination

First Sentier Investors (Australia) IM Ltd (*1)

First Sentier Investors (Australia) Infrastructure Holdings Ltd (*1)

First Sentier Investors (Australia) RE Ltd (*1)

First Sentier Investors Asia Holdings Ltd (*2)

First State Investments (UK Holdings) Limited

First State Investments (US) LLC

First Sentier Investors Realindex Pty Ltd (*1)

First Sentier Investors (Australia) IP Holdings Pty Ltd (*2)

First Sentier Investors (Australia) Services Pty Ltd (*2)

(*1) Company’s name was changed on October 21, 2019

(*2) Company’s name was changed on September 12, 2019

(6)	Ratio of the acquired voting rights

100%

II.	Period in which the acquired companies’ operating results were reflected in the consolidated statement of income

The fiscal year end of FSI is the end of December, which differs by three months from the consolidated balance sheet date of MUFG.

The results of operations of FSI for the period from August 2, 2019 to December 31, 2019 were included in the consolidated statement of income.

III.	Acquisition cost relating to the acquired companies and components thereof

Consideration for the acquisition	Cash	¥312,225 million
Acquisition cost		¥312,225 million

IV.	Description and amount of major acquisition-related expenses

Direct expenses relating to the acquisition Advisory fees, etc. ¥3,775million

V.	Amount of goodwill recorded, reason for goodwill recorded, amortization method and amortization period

(1) Amount of goodwill recorded

¥177,065 million

(2) Reason for goodwill recorded

The recorded goodwill reflected expected increases in profits from future business operations.

(3) Amortization method and amortization period

Straight-line method over 20 years

VI.	Amounts of assets received and liabilities assumed on the date of the business combination and major components thereof

(1) Amount of assets	Total assets	¥197,867 million
	Of which, cash and due from banks	¥42,019 million
(2) Amount of liabilities	Total liabilities	¥68,519 million
	Of which, reserve for bonuses	¥18,769 million

In the allocation of the acquisition cost, the amount allocated to intangible fixed assets other than goodwill was ¥105,973 million, which mainly consisted of ¥100,862 million of customer relationships (to be amortized over a period of 18 years).

VII.

Estimated amount of the impact of the business combination on the consolidated statement of income for the current fiscal year and the calculation method of such amount assuming that the business combination was completed on the beginning date of the current fiscal year

Ordinary income	¥40,632 million
Ordinary profits	¥4,633 million
Profits attributable to owners of parent	¥3,186 million

(Method used for calculating the estimated amount)

The estimated amount represents the impact of the business combination on ordinary income, ordinary profits and profits attributable to owners of parent, each calculated based on the assumption that the business combination was completed on the beginning date of the current fiscal year. The amount of amortization has also been calculated based on the assumption that the goodwill and the intangible fixed assets recognized in connection with the business combination were recognized as of the beginning date of the current fiscal year. The estimated amount is unaudited.

18.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other.

Retail & Commercial Banking Business Group:	Providing services relating to finance, real estate and stock transfers to Japanese individual and small to medium sized corporate customers

Japanese Corporate & Investment Banking Business Group:	Providing services relating to finance, real estate and stock transfers to large Japanese corporate customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers of overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration services to domestic and overseas investor and asset manager customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(2)	Methods of calculation of net revenue and operating profit (loss) for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements”. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenues and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

(a)	Changes in the method of calculation of operating profit (loss) of each reporting segment

Starting in the fiscal year ended March 31, 2020, MUFG changed the method of allocation of net revenue and operating expenses among reporting segments and accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the fiscal year ended March 31, 2019 has been restated based on the new calculation method.

(3)	Information on net revenue and operating profit (loss) for each reporting segment

For the fiscal year ended March 31, 2019

	(in millions of yen)
	For the fiscal year ended March 31, 2019
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥1,521,960	¥545,191	¥383,822	¥690,538	¥202,976	¥3,344,489	¥479,793	¥(11,920)	¥3,812,362

BK and TB combined	737,080	414,960	253,975	(1,304)	93,167	1,497,880	303,897	59,228	1,861,006

Net interest income	457,191	150,170	110,896	(1,297)	—	716,960	227,807	200,442	1,145,209

Net non-interest income	279,889	264,790	143,079	(7)	93,167	780,919	76,089	(141,213)	715,796

Other than BK and TB combined	784,880	130,231	129,846	691,842	109,808	1,846,609	175,896	(71,149)	1,951,356

Operating expenses	1,221,308	309,313	241,496	483,528	124,577	2,380,225	223,474	136,379	2,740,079

Operating profit (loss)	¥300,652	¥235,877	¥142,326	¥207,009	¥78,398	¥964,264	¥256,319	¥(148,300)	¥1,072,283

(Notes)

1.	“BK” refers to MUFG Bank, Ltd. and “TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
2.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
3.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
4.	“Operating expenses” includes personnel expenses and premise expenses.
5.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

For the fiscal year ended March 31, 2020

	(in millions of yen)
	For the fiscal year ended March 31, 2020
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥1,501,624	¥551,143	¥376,831	¥804,595	¥242,974	¥3,477,169	¥575,175	¥15,623	¥4,067,968

BK and TB combined	721,079	420,706	270,452	125	94,631	1,506,994	358,364	12,701	1,878,061

Net interest income	439,009	164,239	115,231	920	2,452	721,852	123,106	85,382	930,341

Net non-interest income	282,070	256,467	155,220	(794)	92,178	785,141	235,257	(72,680)	947,719

Other than BK and TB combined	780,545	130,437	106,379	804,470	148,342	1,970,174	216,811	2,921	2,189,907

Operating expenses	1,203,003	315,817	247,862	571,836	171,705	2,510,225	232,131	150,642	2,892,999

Operating profit (loss)	¥298,621	¥235,326	¥128,969	¥232,758	¥71,268	¥966,943	¥343,044	¥(135,019)	¥1,174,969

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding fiscal year

	(in millions of yen)
	For the fiscal years ended March 31,
	2019	2020
Total operating profit of reporting segments	¥1,072,283	¥1,174,969
Operating profit of consolidated subsidiaries excluded from reporting segments	19,265	12,704
Provision for general allowance for credit losses	—	(111,408)
Credit related expenses	(143,006)	(214,966)
Gains on reversal of allowance for credit losses	15,053	—
Gains on reversal of reserve for contingent losses included in credit costs	55,064	8,148
Gains on loans written-off	67,063	95,275
Net gains on equity securities and other securities	112,602	31,339
Equity in earnings of the equity method investees	284,389	277,221
Others	(134,670)	(37,513)

Ordinary profit in the consolidated statement of income	¥1,348,043	¥1,235,770

II.	Related information

For the fiscal year ended March 31, 2019

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a) Ordinary income

(in millions of yen)
For the fiscal year ended March 31, 2019
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥ 3,477,989	¥ 1,467,759	¥ 426,653	¥ 1,194,297	¥ 130,702	¥ 6,697,402

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b) Tangible fixed assets

(in millions of yen)
March 31, 2019
Japan	United States	Others	Total
¥ 1,106,625	¥ 126,885	¥ 102,461	¥ 1,335,972

(3)	Information by major customer

None.

For the fiscal year ended March 31, 2020

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a) Ordinary income

(in millions of yen)
For the fiscal year ended March 31, 2020
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥ 3,830,397	¥ 1,439,081	¥ 464,523	¥ 1,396,033	¥ 169,042	¥ 7,299,078

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b) Tangible fixed assets

(in millions of yen)
March 31, 2020
Japan	United States	Others	Total
¥ 1,059,951	¥ 103,548	¥ 156,289	¥ 1,319,789

(3)	Information by major customer

None.

III.	Information on impairment losses on long-lived assets by reporting segment

Impairment losses on long-lived assets are not allocated among the reporting segments. Total impairment losses on long-lived assets for the fiscal years ended March 31, 2019 and 2020 were ¥184,692 million and ¥65,786 million, respectively.

IV.	Information on amortization and unamortized balance of goodwill by reporting segment

For the fiscal year ended March 31, 2019

	(in millions of yen)
	For the fiscal year ended March 31, 2019
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥175	¥44	¥—	¥15,863	¥1,288	¥17,371	¥—	¥59	¥17,431

Unamortized balance at period end	1,401	520	—	214,364	20,248	236,534	—	775	237,310

For the fiscal year ended March 31, 2020

	(in millions of yen)
	For the fiscal year ended March 31, 2020
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥175	¥44	¥539	¥367,010	¥5,150	¥372,920	¥—	¥—	¥372,920

Unamortized balance at period end	1,226	476	23,313	57,200	201,456	283,672	—	—	283,672

V.	Information on gains on negative goodwill by reporting segment

None.

VI.	Related-party transactions
(1)	Transactions between MUFG and its related parties
(a)	Unconsolidated subsidiaries and affiliates

For the fiscal year ended March 31, 2019

(in millions of yen)
Status	Name	Location	Capital	Business	Ownership	Relationship	Transaction	Amount	Account	Amount on balance sheet as of March 31, 2019
Affiliate	Morgan Stanley	New York, New York, the United States	USD 8,540,702 thousand	Bank holding company	Direct 24.01%	Business alliance related to securities joint ventures	Sale of equity securities of Morgan Stanley (*1)
							Total sale price	¥141,177	—	—
						Director representation, etc.	Losses on the sale	¥4,458	—	—

(*1)

The price for the equity securities of Morgan Stanley which MUFG sold to Morgan Stanley through Morgan Stanley & Co. LLC as the agent of Morgan Stanley was determined based on a percentage of the number of shares Morgan Stanley had previously repurchased from other shareholders in the open market during a repurchase period under its share repurchase program and the average price of those shares Morgan Stanley had repurchased from other shareholders during such period.

For the fiscal year ended March 31, 2020

(in millions of yen)
Status	Name	Location	Capital	Business	Ownership	Relationship	Transaction	Amount	Account	Amount on balance sheet as of March 31, 2020
Affiliate	Morgan Stanley	New York, New York, the United States	USD 8,540,702 thousand	Bank holding company	Direct 23.93%	Business alliance related to securities joint ventures	Sale of equity securities of Morgan Stanley (*1)
							Total sale price	¥127,570	—	—
						Director representation, etc.	Losses on the sale	¥7,546	—	—

(*1)

The price for the equity securities of Morgan Stanley which MUFG sold to Morgan Stanley through Morgan Stanley & Co. LLC as the agent of Morgan Stanley was determined based on a percentage of the number of shares Morgan Stanley had previously repurchased from other shareholders in the open market during a repurchase period under its share repurchase program and the average price of those shares Morgan Stanley had repurchased from other shareholders during such period.

(2)	Information on the parent company or significant equity method investees
(a)	Information on the parent company

None.

(b)	Summarized financial information of MUFG’s significant equity method investees

Summarized consolidated financial information of Morgan Stanley, MUFG’s significant equity method investee, as of and for the fiscal year ended December 31, 2018 and 2019 is as follows:

The consolidated financial statements of Morgan Stanley are prepared in accordance with U.S.GAAP.

	(in millions of yen)
	Morgan Stanley
	December 31, 2018	December 31, 2019
Trading assets at fair value	¥29,559,189	¥32,551,371
Securities purchased under agreements to resell	10,935,942	9,665,821
Securities borrowed	12,910,743	11,673,508
Total assets	94,741,941	98,103,201

	(in millions of yen)
	Morgan Stanley
	December 31, 2018	December 31, 2019
Deposits	¥20,848,020	¥20,855,403
Customer and other payables	19,931,049	21,674,693
Borrowings	21,052,482	21,104,214
Total liabilities	85,705,875	89,042,917
Noncontrolling interests	128,760	125,774

	(in millions of yen)
	Morgan Stanley
	For the fiscal year ended December 31,
	2018	2019
Net revenues	¥4,451,877	¥4,537,865
Total non-interest expenses	3,204,570	3,299,728
Income from continuing operations before income taxes	1,247,307	1,238,137
Net income applicable to Morgan Stanley	971,028	990,641

19.	Per Share Information

	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2020
Total equity per common share	¥1,252.02	¥1,245.33
Basic earnings per common share	¥66.91	¥40.95
Diluted earnings per common share	¥66.61	¥40.70

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2020
Basic earnings per common share

Profits attributable to owners of parent	million yen	872,689	528,151

Profits not attributable to common shareholders	million yen	—	—

Profits attributable to common shareholders of parent	million yen	872,689	528,151

Average number of common shares during the periods	thousand shares	13,042,072	12,897,317

Diluted earnings per common share

Adjustments to profits attributable to owners of parent	million yen	(3,813)	(3,155)

Adjustments related to dilutive shares of consolidated subsidiaries and others	million yen	(3,813)	(3,155)

Increase in common shares	thousand shares	484	166

Subscription rights to shares	thousand shares	484	166

Description of antidilutive securities which were not included in the calculation of diluted earnings per common share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 0 million units as of December, 2018	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 1 million units as of December, 2019

2.	The bases for the calculation of total equity per common share for the periods indicated were as follows:

		As of March 31, 2019	As of March 31, 2020
Total equity	million yen	17,261,677	16,855,738

Deductions from total equity:	million yen	1,082,401	864,904

Subscription rights to shares	million yen	217	59

Non-controlling interests	million yen	1,082,184	864,844

Total equity attributable to common shares	million yen	16,179,276	15,990,834

Number of common shares at period end used for the calculation of total equity per common share	thousand shares	12,922,453	12,840,631

3.

The shares of MUFG common stock remaining in the BIP trust, which were included in the treasury stock as part of shareholders’ equity, were deducted from the average number of common shares for the fiscal year ended March 31, 2020 used for the calculation of earnings per common share and from the number of common shares as of March 31, 2020 used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the fiscal year ended March 31, 2019 and 2020 was 35,064 thousand shares and 32,365 thousand shares, respectively, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2019 and 2020 was 35,036 thousand shares and 31,064 thousand shares, respectively.

20.	Subsequent Events

None.

21.	Bonds Payable

Bonds payable as of March 31, 2019 and 2020 consisted of the following:

		(in millions of yen)
Description	Issued	2019	2020	Coupon rate (%)	Secured or unsecured	Due
MUFG:
Subordinated bonds payable in yen	Jun. 2014 to Dec. 2019	¥1,509,284	¥1,728,999	0.29-1.39	Unsecured	Jun. 2024 to Jun. 2030
Undated subordinated bonds payable in yen	Mar. 2015 to Oct. 2019	1,422,500	1,694,100	0.82-2.70	Unsecured	—
Senior bonds payable in US$	Mar. 2016 to Feb. 2020	3,714,210 (US$33,464 million)	4,599,076 (US$42,259 million) [277,931]	1.69-4.28	Unsecured	Mar. 2021 to Jul. 2039
Euro senior bonds payable in Euro	Jan. 2017 to Jul. 2019	344,720 (EUR2,767 million)	450,667 (EUR3,769 million) [23,910]	0.12-1.74	Unsecured	Jan. 2021 to Jan. 2033
Euro senior bonds payable in A$	Jul. 2017 to Oct. 2019	16,986 (A$216 million)	47,320 (A$716 million)	2.07-4.05	Unsecured	Oct. 2024 to Dec. 2027
Euro senior bonds payable in HK$	May. 2018 to Nov. 2019	4,270 (HK$302 million)	7,497 (HK$534 million)	2.73-3.55	Unsecured	May. 2025 to Nov. 2029

the Bank: *1
Straight bonds payable in yen	Feb. 2000 to Jul. 2014	234,500 [93,200]	141,700 [18,600]	0.22-2.69	Unsecured	Apr. 2019 to Apr. 2027
Senior bonds payable in US$	Feb. 2013 to Sep. 2015	851,341 (US$7,670 million) [304,175]	532,213 (US$4,890 million) [108,822]	2.30-4.70	Unsecured	Sep. 2019 to Mar. 2044
Euro senior bonds payable in US$	Jan. 2015 to Jan. 2020	427,642 (US$3,852 million)	562,826 (US$5,171 million)	0.00-2.85	Unsecured	Oct. 2019 to Jan. 2050
Senior bonds payable in Euro	Mar. 11, 2015	93,241 (EUR748 million)	89,548 (EUR749 million)	0.87	Unsecured	Mar. 11, 2022
Euro senior bonds payable in Euro	Dec. 2016 to Sep. 2018	19,264 (EUR154 million)	18,530 (EUR155 million)	(0.15)- (0.01)	Unsecured	Sep. 2032 to Aug. 2037
Euro senior bonds payable in A$	Mar. 17, 2017	2,611 (A$33 million)	2,306 (A$34 million)	0.00	Unsecured	Mar. 18, 2047
Senior bonds payable in CNY	Jan. 16, 2018	16,470 (CNY1,000 million)	15,310 (CNY1,000 million) [15,310]	5.30	Unsecured	Jan. 18, 2021
Subordinated bonds payable in yen	Dec. 2004 to May. 2012	513,420 [30,000]	490,590 [140,000]	1.31-2.91	Unsecured	Dec. 2019 to Jan. 2031

the Trust Bank: *1
Straight bonds payable in yen	Jun. 2014 to Sep. 2014	40,000 [30,000]	10,000	0.22-0.44	Unsecured	Jun. 2019 to Sep. 2021
Bonds payable in US$	Oct. 2014 to Oct. 2015	220,628 (US$1,987 million) [82,471]	130,772 (US$1,203 million) [130,772]	2.45-2.65	Unsecured	Oct. 2019 to Oct. 2020
Euro bonds payable in US$	Jun. 2014 to Jun. 2016	58,768 (US$529 million) [26,603]	31,289 (US$287 million) [19,350]	1.55-2.15	Unsecured	Jun. 2019 to Jun. 2021
Euro bonds payable in A$	Jun. 2014 to Jun. 2016	60,080 (A$681 million) [27,838]	30,441 (A$404 million) [15,963]	2.85-3.77	Unsecured	Jun. 2019 to Jun. 2021
Subordinated bonds payable in yen	Mar. 2010 to Jun. 2012	229,691 [30,000]	199,403 [30,000]	1.36-1.92	Unsecured	Mar. 2020 to Oct. 2025
Euro subordinated bonds payable in yen	Apr. 27, 2010	10,000	10,000	2.61	Unsecured	Apr. 26, 2030

Subsidiaries: *2
Short-term bonds	Nov. 2018 to Mar. 2020	793,999 [793,999]	962,295 [962,295]	(0.00)-0.05	Unsecured	Apr. 2019 to Sep. 2020
Straight bonds	Apr. 2006 to Mar. 2020	2,180,172 (US$1,722 million) (EUR124 million) (A$2 million) (KHR120,658 million) (THB121,363 million) (CNY152 million) (GBP10 million) [551,664]	2,387,717 (US$3,608 million) (EUR11 million) (A$2 million) (KHR120,000 million) (THB121,883 million) (CNY105 million) (IDR13,468,450 million) [600,036]	0.00-26.00	*3	Jan. 2019 to Feb. 2050
Subordinated bonds	Aug. 1997 to Jun. 2019	209,875 (US$59 million) (THB41,997 million) [1,312]	284,160 (US$48 million) (THB60,814 million) [9,526]	0.09-11.58	Unsecured	Apr. 2019 to Sep. 2036

Total	—	¥12,973,672	¥14,426,759	—	—	—

(Notes)

*1.	“the Bank” refers to MUFG Bank, Ltd., and “the Trust Bank” refers to Mitsubishi UFJ Trust and Banking Corporation.
*2.

Subsidiaries include MUFG Americas Holdings Corporation, MUFG Securities EMEA plc, BTMU (Curacao) Holdings N.V., Bank of Ayudhya Public Company Limited, PT Bank Danamon Indonesia, Tbk., EASY BUY Public Company Limited, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., and ACOM CO., LTD., etc.

*3.	The straight bonds payable as of March 31, 2020 include 39 series of secured straight bonds payable issued by MUFG’s consolidated subsidiaries.The remaining series are unsecured.
4.	“( )” represents the amounts expressed in the foreign currencies payable.
5.	“[ ]” represents the amounts expected to be redeemed within one year.
6.	Annual maturities of bonds payable as of March 31, 2020 were as follows:

Year ending March 31	(in millions of yen)
2021	¥2,352,517
2022	1,681,430
2023	1,767,283
2024	998,400
2025	1,029,734

22.	Borrowed Money, Lease Liabilities and Commercial Paper

“Borrowed money,” “Lease liabilities” and “Commercial paper” as of March 31, 2019 and 2020 were as follows:

	(in millions of yen)
	March 31, 2019	March 31, 2020
Borrowings from banks and other due 2019-2050 at 0.41% on average	¥16,268,170	¥24,647,744
Bills rediscounted at 2.08% on average	–	3,830

Total borrowed money	¥16,268,170	¥24,651,574
Lease liabilities due 2019-2048	116,509	139,411
Commercial paper at 1.47% on average	2,316,338	2,162,329

(Notes)

1.

The interest rates above are calculated using the weighted-average method based on the interest rates and balances as of March 31. The average interest rate on lease liabilities is not presented above because finance lease liabilities are recorded in the accompanying consolidated balance sheets on a basis of the total amount of lease payments before deduction of interest in certain consolidated companies.

2.

Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets in the ordinary course of business, this Note 22 shows details of Borrowed money included in Liabilities and Lease liabilities included in Other liabilities in the accompanying consolidated balance sheets.

3.	“Commercial paper” is issued in the form of promissory notes as a funding operation.

Annual maturities of borrowings as of March 31, 2020 were as follows:

Year ending March 31	(in millions of yen)
2021	¥19,684,895
2022	2,040,375
2023	709,298
2024	1,116,622
2025	214,228

Annual maturities of lease liabilities as of March 31, 2020 were as follows:

Year ending March 31	(in millions of yen)
2021	¥29,254
2022	24,796
2023	18,659
2024	15,115
2025	11,279